SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 14D-9
Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934

MCAFEE.COM CORPORATION
(Name of Subject Company)

MCAFEE.COM CORPORATION
(Name of Person(s) Filing Statement)

Class A Common Stock, par value $0.001 per share
(Title of Class of Securities)

Class A Common Stock: 579062100
(CUSIP Number of Class of Securities)

Evan S. Collins
Vice President, Chief Financial Officer and Secretary
McAfee.com Corporation
535 Oakmead Parkway
Sunnyvale, California 94086
(408) 992-8100
(Name, Address and Telephone Number of Person Authorized to Receive Notice and
Communications on Behalf of the Person(s) Filing Statement)

With Copies to:

Kenton J. King, Esq.
Celeste E. Greene, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
525 University Avenue
Suite 1100
Palo Alto, California 94301
(650) 470-4500

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.    ☐

(i)

ITEM 1.    SUBJECT COMPANY INFORMATION

The name of the subject company is McAfee.com Corporation, a Delaware corporation (“McAfee.com”). The address of McAfee.com’s principal executive offices is 535 Oakmead Parkway, Sunnyvale, California 94086. McAfee.com’s telephone number at that location is (408) 992-8100.

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Statement”) relates is McAfee.com’s Class A common stock, par value $0.001 per share (the “Class A Common Stock”). As of June 30, 2002, there were 12,016,198 shares of Class A Common Stock outstanding.

ITEM 2.    IDENTITY AND BACKGROUND OF FILING PERSON

Name and Address of Person Filing this Statement

The filing person is the subject company. McAfee.com’s name, address and business telephone number are set forth in Item 1 above. McAfee.com’s website address is www.mcafee.com. The information on McAfee.com’s website does not constitute part of this Statement.

The Exchange Offer

This Statement relates to the exchange offer by Networks Associates, Inc., a Delaware corporation (“Network Associates”), through its wholly-owned subsidiary, McAfee.com Holdings Corporation, a Delaware corporation (“Holdings”), pursuant to which each outstanding share of Class A Common Stock (the “Shares”) may be exchanged for 0.90 of a share of Network Associates common stock. The exchange offer is disclosed in a Tender Offer Statement on Schedule TO filed by Network Associates and Holdings with the Securities and Exchange Commission (the “SEC”) on July 2, 2002 and as amended through July 16, 2002 (the “Schedule TO”). The exchange offer is on the terms and subject to the conditions set forth in an offer to exchange prospectus (the “Offer Prospectus”) contained in a Registration Statement on Form S-4, dated July 2, 2002, that Network Associates filed with the SEC (as amended, the “Registration Statement”), as supplemented by a prospectus supplement, dated July 16, 2002 (the “Amended Prospectus” and, together with the Offer Prospectus, the “Offer to Exchange”) and the related letter of transmittal and other transmittal documents filed as exhibits to the Registration Statement and mailed to the holders of the Shares (the “Transmittal Documents”). The exchange offer of Network Associates through Holdings, as set forth in the Offer to Exchange and related Transmittal Documents is referred to herein as the “Offer.”

The Schedule TO states that the address of Network Associates’ principal executive offices is 3965 Freedom Circle, Santa Clara, California 95054, and the telephone number at that location is (408) 988-3832.

With respect to all information described herein as contained in the Offer to Exchange and the Schedule TO, including information concerning Network Associates, Holdings or their respective affiliates, officers or directors or actions or events with respect to any of them, McAfee.com takes no responsibility for the accuracy or completeness of such information or for any failure by Network Associates or Holdings to disclose events or circumstances that may have occurred and may affect the significance, completeness or accuracy of any such information.

Formation of the Special Committee

Because Network Associates’ substantial voting control over McAfee.com and representation on the board of directors of McAfee.com (the “McAfee.com Board”), as described in below in the section entitled “Network Associates’ Ownership and Control of McAfee.com,” could conflict with the interests of McAfee.com’s other stockholders, on March 17, 2002, the McAfee.com Board appointed a special committee of independent outside directors (the “Special Committee”) to review, consider and evaluate the exchange offer from Network Associates announced on March 18, 2002 and subsequently withdrawn on April 25, 2002, any other proposals concerning any potential strategic transaction involving McAfee.com and any other alternatives for maximizing value for the stockholders of the McAfee.com. The appointment of the Special Committee, which was constituted originally in response to the prior exchange offer commenced by Network Associates, continues for the purposes of reviewing, considering and evaluating the Offer. The Special Committee is composed of Frank Gill and Richard Schell. Neither of Mr. Gill nor Dr. Schell is an officer of McAfee.com or affiliated with Network Associates, except as a director of McAfee.com.

ITEM 3.    PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

The following is a summary of all material agreements, arrangements or understandings or actual or potential conflicts of interests between McAfee.com or its affiliates and (i) McAfee.com’s executive officers, directors or affiliates or (ii) Network Associates or Holdings or each of their respective executive officers, directors or affiliates, in each case as known to McAfee.com.

Certain Arrangements Between McAfee.com and its Executive Officers, Directors and Affiliates

Certain contracts, agreements, arrangements and understandings between McAfee.com and its executive officers, directors and affiliates are described and set forth in pages 8 through 14 of the Annual Proxy Statement of McAfee.com filed on Schedule 14A with the SEC on April 30, 2002 (the “2002 Proxy Statement”), which is included as an exhibit to this Statement and is incorporated by reference herein. All information incorporated by reference is considered a part of this Statement, except for any information that is superseded by information included directly in this Statement.

Executive Compensation and Employment Matters

Information concerning executive compensation and employment matters is set forth in pages 10 through 14 of the 2002 Proxy Statement under the section entitled “Executive Compensation,” which is included as an exhibit to this Statement and is incorporated by reference herein.

Ownership of McAfee.com and Network Associates Common Stock by Executive Officers

As of July 2, 2002, Srivats Sampath, president and chief executive officer of McAfee.com, owned 9,394 shares of Class A Common Stock, and Evan Collins, vice president, chief financial officer and secretary of McAfee.com, owned no shares of McAfee.com Class A Common Stock. As of July 2, 2002, Mr. Sampath also had options to acquire 1,050,000 shares of Class A Common Stock, 605,208 of which will be vested or exercisable as of August 31, 2002. Mr. Collins had options to acquire 230,000 shares of Class A Common Stock as of July 2, 2002, 26,249 of which will be vested or exercisable as of August 31, 2002. The options held by Messrs. Sampath and Collins have 10-year terms unless otherwise terminated earlier. As of July 2, 2002, the value of unexercised “in the money” vested McAfee.com options held by Mr. Sampath and Mr. Collins is, respectively, $5,509,598 and $145,908.16 (using a closing market price on July 2, 2002 of $13.76 for Class A Common Stock). As of July 2, 2002, the value of unexercised “in the money” unvested McAfee.com options held by Mr. Sampath and Mr. Collins is, respectively, $2,744,133 and $936,524 (using a closing market price on July 2, 2002 of $13.76 for Class A Common Stock).

The options held by Messrs. Sampath and Collins generally vest as to 25% of the underlying shares commencing on the first anniversary of the date of grant, and 1/48th of the shares each month thereafter, provided that, respectively, each of Mr. Sampath and Mr. Collins continues to be employed by McAfee.com. Pursuant to the change of control agreements entered into by each of Messrs. Sampath and Collins (as further described below), in the event of a change of control, any McAfee.com options owned by the executive will become fully vested and exercisable if the successor fails to assume, or substitute for, such options, or if the executive’s employment is terminated for certain reasons following a change in control. On that basis, if Network Associates’ Offer is consummated, and a subsequent short-form merger of McAfee.com with and into Holdings as described in the Offer to Exchange (the “Merger”) occurs, neither the Offer nor the Merger would, in of itself, automatically result in any acceleration of vesting of the McAfee.com options held by Messrs. Sampath and

Collins. If the executive is terminated without cause or constructively terminated due to “good reason” (as defined in the change of control agreements), however, his options will be fully vested and exercisable.

From June 1998 to December 1998, Mr. Sampath served as vice president of worldwide marketing at Network Associates. Mr. Collins was also employed by Network Associates prior to joining McAfee.com in 1999. As of July 2, 2002, Messrs. Sampath and Collins owned no shares of Network Associates common stock and had options to acquire, respectively, 150,000 and 7,393 shares of Network Associates common stock. As of July 2, 2002, Mr. Sampath did not have any unexercised “in the money” Network Associates options. As of July 2, 2002, the value of unexercised “in the money” vested and unvested Network Associates options held by Mr. Collins was, respectively, $35,251.76 and $13,837.76 (using a closing market price on July 2, 2002 of $17.70 for Network Associates common stock).

Change of Control Agreements with Certain Executive Officers

McAfee.com has not entered into employment or severance agreements covering its executive officers other than a change of control agreement that it entered into as of July 14, 2000, which was amended as of August 1, 2001, with each of Mr. Sampath and Mr. Collins (the “Change of Control Agreements”).

The Change of Control Agreements provide that if Mr. Sampath or Mr. Collins (i) is terminated without cause (as defined in the agreements) within 12 months following a “change of control” (as defined below) or between the execution of an agreement to effect a change of control and the effective date of a change of control or (ii) terminates for good reason (as defined in the Change of Control Agreements), then he is entitled to salary and a pro-rated portion of his target bonus for the year of termination through the date of termination, 12 months of salary and continued health care benefits for up to one year from termination. In addition, all the executive’s McAfee.com options become fully vested and exercisable, and all the executive’s McAfee.com restricted stock (if any) becomes fully transferable. For purposes of these agreements, a “change of control” includes: (i) a change in the board of directors within a two-year period, which results in less than a majority of the incumbent directors (as defined in the Change of Control Agreements) being members of the board of directors; (ii) so long as Network Associates owns at least 50.1% of the voting power of McAfee.com, a Network Associates change of control; (iii) the dissolution or liquidation of McAfee.com; or (iv) the acquisition of all or substantially all of McAfee.com’s issued and outstanding stock by Network Associates or a wholly owned subsidiary of Network Associates.

Additionally, the Change of Control Agreements provide that in connection with a change of control, in the event an acquirer or successor does not assume or substitute equivalent options for all of the executive’s McAfee.com options, then such options will become fully vested and exercisable immediately prior to the change of control and any restricted stock owned by the executive shall become freely transferable. The Change of Control Agreements also provide that if the benefits under the agreement or otherwise payable to each of  Mr. Sampath and Mr. Collins, respectively, constitute “parachute payments” within the meaning of Section 280G of the Internal Revenue Code and but for this provision would subject the executive to an excise tax, then the executive’s severance benefits will be reduced to the extent that such reduction gives the executive a greater after tax benefit. The Change of Control Agreement for each of Mr. Sampath and Mr. Collins is included as an exhibit to this Statement and is incorporated by reference herein.

Employee Stock Purchase Plan

Messrs. Sampath and Collins participate in the McAfee.com 1999 Employee Stock Purchase Plan (the “1999 ESPP”). Under the 1999 ESPP, in the event of a sale of all or substantially all of the assets of McAfee.com or the merger of McAfee.com with or into another corporation, each outstanding option will be assumed or an equivalent option substituted by the successor or a parent or subsidiary of the successor. If the options granted under the 1999 ESPP are not assumed or substituted, any purchase periods then in progress will be shortened by the establishment of a new purchase date by the McAfee.com Board, and any offering periods then in progress will end on the new purchase date. Such new purchase date will precede the date of McAfee.com’s proposed sale or merger. Although Network Associates has stated in its Offer to Exchange that it intends to assume all McAfee.com employee stock options, it is unclear whether Network Associates also intends to assume all options granted under the 1999 ESPP. If Network Associates’ Offer is consummated, and the subsequent Merger occurs, and Network Associates does not assume the options under the 1999 ESPP, it is expected that the McAfee.com Board will establish a new purchase date for any outstanding options under the 1999 ESPP, and such purchase date will occur immediately prior to the Merger. The 1999 ESPP is included as an exhibit to this Statement and is incorporated by reference herein.

Director Compensation

McAfee.com reimburses non-employee directors for all out-of-pocket expenses incurred in the performance of their duties as directors of McAfee.com. McAfee.com currently does not pay fees to its directors for attendance at meetings or for their services as members of the McAfee.com Board.

McAfee.com’s 1999 Director Option Plan (the “1999 Director Plan”) was adopted by the McAfee.com Board and approved by Network Associates, the then sole stockholder of McAfee.com, in September 1999. Members of the McAfee.com Board who are not McAfee.com employees, or employees of any parent, subsidiary or affiliate of McAfee.com, are eligible to participate in the 1999 Director Plan. The option grants under the 1999 Director Plan are automatic and nondiscretionary, and the exercise price of the options is the fair market value of the Class A Common Stock on the date of grant. Mr. Gill and Dr. Schell are currently the only directors who are eligible to participate in the 1999 Director Plan.

In connection with their addition to the McAfee.com Board in September 1999, Mr. Gill and Dr. Schell were each granted an option to acquire 75,000 shares of Class A Common Stock under the 1999 Director Plan. Each eligible director, other than Mr. Gill and Dr. Schell, is automatically granted an initial option to purchase 40,000 shares of Class A Common Stock under the 1999 Director Plan upon first becoming an eligible director. Subsequently, each eligible director, including Mr. Gill and Dr. Schell, is automatically granted an additional option to purchase 10,000 shares of Class A Common Stock on the anniversary date of such director’s service as a director so long as the director has served continuously as a member of the McAfee.com Board since the date of the director’s initial grant. On each of September 28, 2000 and 2001, Mr. Gill and Dr. Schell were each granted an option to purchase 10,000 shares of Class A Common Stock.

The director options have ten-year terms, but vested options generally terminate three months after the date the director ceases to be a director, or twelve months after a termination due to death or disability. All unvested options terminate when the director ceases to be a director. Options granted under the 1999 Director Plan become exercisable over a four-year period with 25% of the shares becoming exercisable after one year and the remainder becoming exercisable at a rate of 2.083% each subsequent month, so long as the director continues as a member of the McAfee.com Board. In the event of McAfee.com’s merger with or into another corporation or the sale of substantially all of McAfee.com’s assets, options granted under the 1999 Director Plan will become fully vested and immediately exercisable if not otherwise assumed or substituted by the acquirer, or if the optionee does not continue to serve as a director of McAfee.com or a successor corporation. The 1999 Director Plan is included as an exhibit to this Statement and is incorporated by reference herein.

If the Offer is consummated, and the subsequent Merger occurs, the Merger would not, in and of itself, automatically result in any acceleration of vesting of the director options unless Network Associates does not assume such options. In the Offer to Exchange, Network Associates stated that it will assume all existing options held by the directors of McAfee.com. Notwithstanding such assumption of the directors’ options, if either of Mr. Gill or Dr. Schell ceases to provide services to McAfee.com (or the successor entity), other than due to a voluntary resignation, his McAfee.com options will fully vest upon his cessation of service as a director. As of July 2, 2002, Mr. Gill and Dr. Schell had options to acquire, respectively, 70,000 and 75,000 shares of Class A Common Stock.

Indemnification of Directors and Officers

The Third Amended and Restated Certificate of Incorporation of McAfee.com (the “Charter”) provides that, to the fullest extent permitted under the Delaware General Corporation Law (the “DGCL”), any director of McAfee.com will not be personally liable to McAfee.com or its stockholders for monetary damages for a breach of fiduciary duty as a director. The Charter is included as an exhibit to this Statement and is incorporated by reference herein. McAfee.com’s second amended and restated bylaws (the “Bylaws”) provide that McAfee.com will, to the maximum extent permitted under Delaware law, indemnify its directors and officers against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with any threatened, pending or completed action, suit or proceeding in which such person was or is a party or is threatened to be made a party by reason of the fact that such person is or was a director or officer of McAfee.com. The Bylaws also provide that McAfee.com will advance expenses (including attorneys’ fees) incurred by a director or officer of McAfee.com in defending any action, suit or proceeding, subject to a repayment obligation in the event it is subsequently determined such person was not entitled to indemnification under the Bylaws. McAfee.com maintains an insurance policy covering officers and directors to cover any claims made against them for wrongful acts that they may otherwise be required to pay or for which McAfee.com is required to indemnify them, subject to certain exclusions. The Bylaws are included as an exhibit to this Statement and incorporated by reference herein.

McAfee.com also entered into indemnification agreements with certain directors and executive officers of McAfee.com in addition to the indemnification provided for in the Charter and Bylaws. These agreements, among other things, provide for indemnification of the directors and executive officers for expenses, judgments, fines and settlement amounts incurred by any of these people in any action or proceeding arising out of his services as a director or executive officer or at McAfee.com’s request. McAfee.com believes that these provisions and agreements are necessary to attract and retain qualified people as directors and executive officers. The form of indemnification agreement is included as an exhibit to this Statement and is incorporated by reference herein.

Conflicts of Interest and Material Arrangements Between McAfee.com and Network Associates

Network Associates’ Ownership and Control of McAfee.com

McAfee.com was incorporated in Delaware in December 1998 as a wholly owned subsidiary of Network Associates. McAfee.com initially registered shares of its Class A Common Stock for sale to the public in December 1999. McAfee.com’s capital stock currently consists of Class A Common Stock and Class B common stock, par value $0.001 per share, which shares are convertible into Class A Common Stock at the option of the holder (“Class B Common Stock”). Holders of Class A Common Stock are entitled to one vote per share, and Network Associates, as the sole holder of Class B Common Stock, is entitled to three votes per share. As of June 30, 2002, Network Associates owned 36,000,000 shares of Class B Common Stock, representing approximately 75% of the outstanding equity interest of McAfee.com and approximately 90% of the overall voting power of McAfee.com’s outstanding capital stock. As a result of its stock ownership of McAfee.com, Network Associates exercises control over McAfee.com and has the power to influence the election of a majority of the directors of McAfee.com, subject to the provisions of an Indemnification and Voting Agreement (as further described below), which obligates Network Associates to vote in favor of at least two independent directors, and a Stockholders Agreement (as further described below), which obligates Network Associates to vote for at least a majority of independent directors if a change of control (as defined in the Stockholders Agreement) of Network Associates takes place that is not approved by the continuing directors of Network Associates or the Network Associates continuing directors have ceased to constitute a majority of the Network Associates board of directors.

McAfee.com has a classified board of directors consisting of five members, which is divided into three classes with staggered three-year terms such that at each annual meeting of stockholders, the term of one class of directors expires. The McAfee.com Board currently consists of five directors: George Samenuk, Stephen

Richards, Mr. Sampath, Mr. Gill and Dr. Schell. Messrs. Richards and Gill and Dr. Schell are members of the audit committee of the McAfee.com Board. Messrs. Samenuk and Gill and Dr. Schell are members of the compensation committee of the McAfee.com Board. Of these directors, Mr. Samenuk has served as chief executive officer and chairman of the board of Network Associates since January 2001. Mr. Samenuk is also chairman of the board of McAfee.com. Mr. Richards has served as chief operating officer and chief financial officer of Network Associates since April 2001. Mr. Sampath is deemed to be an executive officer of Network Associates as chief executive officer of a significant subsidiary of Network Associates under Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and has been disclosed as such in Network Associates’ reports filed with the SEC.

Network Associates’ representation on the McAfee.com Board also enables it to influence the appointment of McAfee.com’s management and control the outcome of actions requiring a vote of McAfee.com’s stockholders. Accordingly, Network Associates has substantial influence over McAfee.com’s business strategy, including decisions relating to the pursuit of transactions, commercial opportunities and agreements with strategic partners. Under intercompany agreements between McAfee.com and Network Associates, Network Associates or its affiliates provide much of the core technology underlying the services and products provided by McAfee.com, as well as, among other things, certain management services. See “Intercompany Agreements” below.

Actual and Potential Conflicts of Interest Between McAfee.com and Network Associates

Because McAfee.com’s on-line services and products incorporate a number of the same features as and share the McAfee brand with Network Associates’ products, the two companies have experienced actual and potential conflicts with respect to customer, market and brand confusion. In 1999, McAfee.com and Network Associates entered into several intercompany agreements in an effort to clarify the market boundaries between the two companies. Beginning in 2001 and continuing through late June 2002, McAfee.com and Network Associates have had occasional disputes regarding the performance of Network Associates’ obligations under the intercompany agreements, as well as the interpretation of the terms of those agreements. McAfee.com believes that Network Associates may have breached one or more of those agreements by, among other things, failing to report to McAfee.com revenues with respect to which McAfee.com is entitled royalties under the terms of the applicable intercompany agreement.

Transactions with Network Associates

McAfee.com has entered into certain agreements with Network Associates for the purpose of defining their ongoing relationship. These agreements were developed in the context of a parent/subsidiary relationship and therefore are not the result of arms-length negotiations between independent parties. McAfee.com also has entered into certain agreements with other affiliates of Network Associates. Although these agreements or the transactions contemplated by these agreements may not have been effected on terms at least as favorable to McAfee.com as could have been obtained from unaffiliated third parties, McAfee.com believes that these agreements taken as a whole, if appropriately complied with, are fair to both parties and that the amount of the expenses contemplated by the agreements would not be materially different if McAfee.com operated on a stand-alone basis.

Corporate Management Services Agreement.    On January 1, 1999, McAfee.com entered into a corporate management services agreement with Network Associates (the “Management Services Agreement”) under which Network Associates provides McAfee.com certain administrative services. Under the Management Services Agreement, Network Associates provides to McAfee.com services relating to tax, accounting, insurance, employee benefits administration, corporate record-keeping, payroll, information technology infrastructure and facilities management (all of such services, the “Management Services”). In addition, McAfee.com may request certain additional services to be provided from time-to-time in the future, with the fee for such additional services subject to negotiation between the parties. From January 1, 1999 through December 31, 2000, McAfee.com’s share of such costs was calculated based on headcount. In January 2001, McAfee.com amended the existing Management Services Agreement to provide that McAfee.com will pay to Network Associates $400,000 per calendar quarter for the Management Services. Under the Management Services Agreement, Network Associates charged McAfee.com $1.6 million in 2001, $5.8 million in 2000 and $3.7 million in 1999. The Management Services Agreement may be terminated either by McAfee.com upon 30 days notice, or by Network Associates (1) when it ceases to hold a majority of the voting power of McAfee.com’s outstanding voting stock or (2) upon 180 days notice if Network Associates determines that the fees do not adequately compensate Network Associates for the services rendered and Network Associates and McAfee.com are unable to agree upon mutually acceptable fees. Following a termination of the Management Services Agreement, McAfee.com may be unable to secure these services from others on acceptable terms. The Management Services Agreement is included as an exhibit to this Statement and is incorporated by reference herein.

Technology Cross License Agreement.    McAfee.com entered into a technology cross license agreement with Network Associates and Networks Associates Technology Corp., a wholly owned subsidiary of Network Associates, as of January 1, 1999 (the “Technology Cross License Agreement”). Under the Technology Cross License Agreement, Network Associates granted McAfee.com worldwide, non-exclusive patent licenses and exclusive copyright licenses for the sale or licensing of software products or software services solely via the Internet to certain original equipment manufacturers (“OEMs”) and end users. In consideration for the license and rights granted under the Technology Cross License Agreement, McAfee.com is required to pay to Network Associates a royalty on revenues from related product and subscription sales. The royalty was initially set at a rate of 20% on January 1, 1999 and declined 1.625% per quarter to the rate of 7% in the quarter beginning January 1, 2001, and it remains at 7% for the duration of the agreement. Also under the Technology Cross License Agreement, McAfee.com has granted Network Associates non-exclusive patent licenses and exclusive copyright licenses for the sale of products to enterprise customers through any method of distribution, including the Internet, and to end users not solely via the Internet. In consideration for the rights granted under this license, Network Associates is required to pay McAfee.com a royalty of $250,000 per quarter. The Technology Cross License Agreement has a perpetual term and is subject to termination only in limited circumstances as set forth in the agreement, including upon a substantial breach of a material term of the agreement by the non-terminating party following notice and a cure period and subject to dispute resolution procedures set forth in the agreement.

McAfee.com was charged $2.4 million during 2001, $2.2 million during 2000 and $2.4 million during 1999 for royalties. For 1999, McAfee.com was charged $4.4 million for support services. There are no support services charges for 2001 and 2000, however, because as of January 1, 2000, Network Associates agreed to no longer charge McAfee.com for support services as McAfee.com provides these services to their customers on an on-going basis. The Technology Cross License Agreement is included as an exhibit to this Statement and is incorporated by reference herein.

Asset Contribution and Receivables Settlement Agreement.    McAfee.com entered into an asset contribution agreement with Network Associates, effective as of January 1, 1999 (the “Asset Contribution and Receivables Settlement Agreement”), that transferred ownership of certain assets to McAfee.com. Among the assets that were transferred to McAfee.com are a number of co-hosting and technology agreements to which Network Associates is a party, revenues from advertising and sponsorship agreements involving McAfee.com, ownership rights in three patent applications, computers and Internet infrastructure hardware and any other assets which both the McAfee.com Board and Network Associates’ board of directors agree to transfer at a future date. All assets transferred from Network Associates have been recorded as a permanent contribution to capital at Network Associates’ carryover basis. No liabilities were transferred to McAfee.com, except for those directly resulting from the assets transferred. The Asset Contribution and Receivables Settlement Agreement is included as an exhibit to this Statement and is incorporated by reference herein.

Tax Sharing Agreement.    McAfee.com and Network Associates entered into a tax-sharing agreement, dated as of January 1, 1999 (the “Tax Sharing Agreement”), under which McAfee.com calculates income taxes on a separate return basis. McAfee.com will be included in Network Associates’ consolidated group for federal income tax purposes for so long as Network Associates beneficially owns at least 80% of the total voting power of McAfee.com. Each member of a consolidated group is jointly and severally liable for the federal income tax liability of each other member of the consolidated group. Accordingly, although the Tax Sharing Agreement allocates tax liabilities between McAfee.com and Network Associates, during the period in which McAfee.com is included in Network Associates’ consolidated group, McAfee.com could be liable for any federal tax liability incurred, but not discharged, by any other members of Network Associates’ consolidated group. Under the Tax Sharing Agreement, Network Associates and each other member of the consolidated group has agreed to indemnify McAfee.com if McAfee.com is required to pay any tax liability amount in excess of its hypothetical separate income tax liability, provided that McAfee.com is not in default in its obligation to pay such hypothetical separate income tax liability to Network Associates. The Tax-sharing Agreement terminates if McAfee.com is no longer eligible to join Network Associates in the filing of a consolidated federal income tax return. In the event of such termination, any net operating losses or other carry forward amounts would not be available to McAfee.com upon departure from the consolidated group. Under the Tax Sharing Agreement, McAfee.com would not be reimbursed for any such loss of tax benefits. The Tax Sharing Agreement is included as an exhibit to this Statement and is incorporated by reference herein.

Indemnification and Voting Agreement.    McAfee.com entered into an indemnification and voting agreement with Network Associates which became effective on December 2, 1999 (the “Indemnification and Voting Agreement”). Except under certain specified circumstances, under the Indemnification and Voting Agreement Network Associates agrees to indemnify McAfee.com for all losses related to any third party claims relating to events or circumstances arising out of actions or inaction of Network Associates, including its subsidiaries and officers and directors, on or prior to December 2, 1999. Additionally, for so long as Network Associates owns at least 20% of McAfee.com’s outstanding voting power, it will vote its shares of McAfee.com common stock in favor of the election of two independent directors. The Indemnification and Voting Agreement is included as an exhibit to this Statement and is incorporated by reference herein.

Registration Rights Agreement.    McAfee.com entered into a registration rights agreement with Network Associates, dated July 20, 1999 (the “Registration Rights Agreement”), that entitles Network Associates to include its shares of McAfee.com common stock in any future registration of common stock made by McAfee.com, other than any registration statement relating to an acquisition or a stock option plan. In addition, at any time after six months from December 2, 1999, Network Associates or certain transferees can request that McAfee.com file a registration statement so they can publicly sell their shares. McAfee.com has agreed pursuant to the terms of the Registration Rights Agreement to pay all costs and expenses, other than underwriting discounts and commissions, related to shares to be sold by Network Associates or certain transferees in connection with any such registration. The Registration Rights Agreement is included as an exhibit to this Statement and is incorporated by reference herein.

Japanese Distribution Agreement.    On April 28, 2000, McAfee.com entered into a Master OEM Distributor Agreement, effective as of January 1, 2000, with Network Associates Co., Ltd. (“NAC”), at the time a majority owned and, as of June 27, 2001, a wholly-owned, Japanese subsidiary of Network Associates (the “Japanese Distribution Agreement”). Under the terms of the Japanese Distribution Agreement, NAC will be the exclusive distributor of certain of McAfee.com’s products in the Japanese personal computer (“PC”) OEM channel, subject to certain terms and conditions set forth in the agreement, for an initial term of three years, and McAfee.com will receive a license fee. Under the Japanese Distribution Agreement, McAfee.com also will pay NAC a revenue share of ten percent (10%) of net sales revenue it initially receives from PC OEM customers that subsequently purchase a subscription to McAfee Clinic. McAfee.com recognized product revenue relating to license revenue from NAC of $1.8 million during 2001 and $861,000 during 2002. As of December 31, 2001, there was no account receivable from NAC. The Japanese Distribution Agreement is included as an exhibit to this Statement and is incorporated by reference herein.

Japanese Distribution Letter Agreement.    In a letter to McAfee.com dated June 21, 2001, (the “Japanese Distribution Letter Agreement”), Network Associates agreed to permit SourceNext Corporation (“SourceNext”), through an agreement between SourceNext and McAfee.com (the “SourceNext Agreement”), to distribute to both OEM and retail customers in Japan, Japanese language versions of certain of Network Associates licensed products and McAfee.com derivative products, notwithstanding the restrictions contained in the Technology Cross License Agreement and the McAfee.com Reseller Agreement (described below). The Japanese Distribution Letter Agreement also provides that other than sales to specified OEMs and end users, during the term of the SourceNext Agreement, Network Associates and NAC will not distribute the products covered by the SourceNext Agreement in Japan to retail customers and OEMs. The Japanese Distribution Letter Agreement is included as an exhibit to this Statement and is incorporated by reference herein.

Reseller Agreements.    Effective as of March 31, 2001, McAfee.com entered into two reseller agreements with Network Associates, one with McAfee.com as the reseller (the “McAfee.com Reseller Agreement”) and one with Network Associates as the reseller (the “Network Associates Reseller Agreement”). Under the McAfee.com Reseller Agreement, McAfee.com is permitted, among other things, to resell Network Associates licensed products and derivative McAfee.com products and services to business customers worldwide, except in Japan, for individual small office use. Under the Network Associates Reseller Agreement, Network Associates is permitted, among other things, to resell McAfee.com’s products to OEMs, application service providers, managed service providers and to end users, either directly or through resellers, in certain countries. Each of the McAfee.com Reseller Agreement and the Network Associates Reseller Agreement has a perpetual term and is subject to termination only in limited circumstances as set forth in the agreement, including upon a party’s engagement in unlawful business practices in breach of the agreement or a party’s violation or nonperformance of any covenant contained in the agreement. Termination of the McAfee.com Reseller Agreement or Network Associates Reseller Agreement requires notice and a cure period and bona fide disputes as to the grounds of termination are subject to dispute resolution procedures on the same terms as are contained in the Technology Cross License Agreement.

For 2001, McAfee.com paid Network Associates $1.7 million in license fees under the McAfee.com Reseller Agreement. McAfee.com generated net revenue of $1.3 million for 2001 from the sale of Network Associates products under the McAfee.com Reseller Agreement. To date, McAfee.com has not received any payment from Network Associates or recognized any revenue under the Network Associates Reseller Agreement. Each of the McAfee.com Reseller Agreement and the Network Associates Reseller Agreement is included as an exhibit to this Statement and is incorporated by reference herein.

Stockholders Agreement.    McAfee.com and Network Associates entered into a stockholders agreement, effective December 2, 1999 (the “Stockholders Agreement”), which provides for certain voting rights with respect to the Class B Common Stock and voting obligations in the event of a change in control of Network Associates. A change of control under this agreement is defined as any period during which a person has acquired beneficial ownership of 15% or more of Network Associates’ outstanding common stock without the approval of the Network Associates continuing directors or Network Associates continuing directors have ceased to constitute a majority of the Network Associates board of directors. Under these circumstances, the McAfee.com Class B Common Stock held by Network Associates is entitled to only one vote per share instead of three votes per share and Network Associates is obligated to vote its McAfee.com shares to cause the McAfee.com Board to consist of at least a majority of independent directors.

Network Associates’ Post-Acquisition Plans For McAfee.com

Except as set forth in the next succeeding sentence, in the Offer to Exchange, Network Associates has stated that it has no current plans which relate to or would result in any change in the assets, corporate structure, capitalization, operations, property, management, personnel or policies of McAfee.com, but it also expressed its intent to review these areas upon completion of the Offer and Merger. In the Offer to Exchange, Network Associates has stated that it intends to actively consider retention programs for the key employees of McAfee.com, including the executive officers, but no such programs have been adopted or agreed upon as of the date hereof. In the Offer to Exchange, Network Associates further reserved the right to consider extraordinary transactions affecting McAfee.com such as acquisitions or dispositions of material assets, formation of alliances or joint ventures.

ITEM 4.    THE SOLICITATION OR RECOMMENDATION

Solicitation/Recommendation

After careful consideration by the Special Committee, including a thorough review of the Offer with the Special Committee’s independent legal and financial advisors, the Special Committee and, upon the recommendation of the Special Committee, the McAfee.com Board have determined that the Offer is inadequate and not in the best interests of the holders of the Shares, other than Network Associates and its affiliates. The McAfee.com Board believes that the Offer undervalues McAfee.com’s business, does not adequately reflect the true value of McAfee.com’s unique market position and business opportunities, and is not consistent with the McAfee.com Board’s objective of enhancing stockholder value. The McAfee.com Board believes that McAfee.com can deliver more value to its stockholders than the Offer by continuing to execute its plan to further expand its market leadership position in managed web security, optimization and maintenance services.

Accordingly, the Special Committee and the Board of Directors recommend that holders of Shares reject the Offer and not exchange the Shares pursuant to the Offer.

A form of letter communicating the McAfee.com Board’s recommendation to holders of Shares and a press release relating to the recommendation to reject the Offer are filed as Exhibits (a)(1) and (a)(2) to this document and are incorporated herein by reference.

Network Associates’ Prior Offer

From time to time during 2001 through February 2002, Mr. Sampath and Mr. Samenuk had informal discussions regarding the re-combination of McAfee.com and Network Associates. The discussions were all preliminary and exploratory in nature, and no formal proposals were ever made and no agreements were ever reached.

On March 16, 2002, Mr. Samenuk telephoned Mr. Sampath, and Mr. Gill and Dr. Schell, McAfee.com’s independent and outside directors, to inform them that earlier that day the board of directors of Network Associates had approved the acquisition of the outstanding Shares. Shortly thereafter, Mr. Samenuk delivered a letter, also dated March 16, 2002, to Mr. Sampath which described Network Associates’ proposal to offer 0.675 of a share of Network Associates common stock in exchange for each outstanding Share and to which was attached a copy of Network Associates’ press release announcing the Network Associates’ intent to commence that offer. Later that day, Mr. Sampath and other members of senior management of McAfee.com consulted with Skadden, Arps, Slate, Meagher & Flom, LLP (“Skadden, Arps”), outside counsel to McAfee.com, in response to that offer.

On March 17, 2002, at a meeting of the McAfee.com Board, members of the board considered and discussed the formation of the Special Committee, consisting of independent and outside board members Mr. Gill and Dr. Schell, to review, consider and evaluate the proposed offer, any offer commenced by Network Associates and any subsequent modifications to such offer, in addition to other strategic alternatives. Board members Mr. Samenuk and Mr. Richards, each of whom is an executive officer with Network Associates, abstained from the McAfee.com Board’s approval of the formation of the Special Committee.

Immediately following the meeting of the McAfee.com Board on March 17, 2002, the Special Committee convened a meeting to discuss the proposed offer with members of senior management of McAfee.com. A representative of Skadden, Arps, outside counsel to McAfee.com, outlined the duties of the members of the Special Committee and described each member’s fiduciary responsibilities under Delaware law. During that meeting, the Special Committee determined to engage a financial advisor and outside counsel to assist it in the evaluation of the proposed offer and exploration of alternatives. After discussion, the Special Committee approved a press release that McAfee.com would issue the following day, March 18, 2002, announcing receipt of the letter containing the proposed offer and the formation of the Special Committee.

At a meeting of the Special Committee held on March 20, 2002, the Special Committee engaged Morgan Stanley & Co. Incorporated (“Morgan Stanley”) as its financial advisor and Skadden, Arps as its counsel to assist the Special Committee in discharging its responsibilities. In the past, Skadden Arps has represented Network Associates in discrete litigation matters unrelated to McAfee.com. The Special Committee was aware of the fact and the nature of such prior representations. Members of senior management were also present at the meeting. Thereafter, the Special Committee, with the assistance of its financial advisor and legal counsel, considered and discussed the proposed offer and strategic alternatives available to McAfee.com. Representatives of Skadden, Arps reviewed generally the fiduciary responsibilities of the Special Committee and discussed the class-action lawsuits filed in the Delaware and California courts.

On March 24, 2002, the Special Committee held a meeting to consider the proposed offer, assisted by the Special Committee’s financial advisors and legal counsel. Members of senior management were also present at the meeting. At that meeting, representatives of Morgan Stanley presented its financial analysis of the proposed offer. Also at that meeting, a representative of Skadden, Arps advised the Special Committee on matters relating to the federal securities laws in connection with exchange offers and communications with McAfee.com stockholders. After deliberation and discussion, the Special Committee determined that, based on the analysis conducted to date, the proposed offer was financially inadequate. The Special Committee also approved a press release to be issued the following day announcing its view of the proposed offer.

On March 25, 2002, McAfee.com issued a press release stating its view that the proposed offer was inadequate.

On March 26, 2002, Network Associates announced that the staff of the SEC had commenced a “Formal Order of Private Investigation” (the “SEC Investigation”). Network Associates also disclosed publicly that it believes that the SEC Investigation is focused on its accounting practices during the 2000 fiscal year, but that the SEC may look at other periods. Network Associates further disclosed that it had reviewed its accounting for fiscal 2000 with outside auditors and continues to believe that the accounting was proper.

On March 29, 2002, Network Associates commenced an offer to exchange 0.675 of a share of Network Associates common stock for each Share on the terms initially set forth in the offer to exchange prospectus contained in the Registration Statement on Form S-4 filed with the SEC on March 29, 2002.

From April 3, 2002 through April 9, 2002, representatives of Network Associates and McAfee.com, together with their legal and financial advisors, held discussions regarding the proposed offer. As a result of those discussions, Network Associates ultimately agreed to increase the exchange ratio from 0.675 to 0.78 and to modify certain conditions to the proposed offer (the “Prior Offer”).

On the evening of April 9, 2002, the Special Committee, together with its financial and legal advisors, held a meeting to discuss the exchange ratio of 0.78 and the Prior Offer generally. Representatives of Morgan Stanley presented its financial analysis of the exchange ratio of 0.78. Following discussion among the members of the Special Committee, Morgan Stanley delivered an oral opinion, subsequently confirmed in writing as of the same date, to the effect that as of such date and subject to and based on the assumptions and other considerations set forth in its written opinion, the 0.78 exchange ratio described in the Prior Offer was fair from a financial point of view to holders of the Shares, other than Network Associates and its affiliates. The Special Committee then determined unanimously that the Prior Offer was fair to holders of McAfee.com Class A Common Stock other than Network Associates and its affiliates and resolved to recommend that holders of the Shares accept the Prior Offer and exchange their Shares in the Prior Offer.

Immediately following the meeting of the Special Committee, the entire McAfee.com Board, together with representatives of Morgan Stanley and Skadden, Arps, held a meeting to receive the recommendation of the Special Committee. The McAfee.com Board, after receiving the Special Committee’s recommendation, determined unanimously that the Prior Offer was fair to holders of McAfee.com Class A Common Stock other than Network Associates and its affiliates and resolved to recommend that holders of the Shares accept the Prior Offer and exchange their Shares in the Prior Offer.

On April 10, 2002, before open of market trading, Network Associates and McAfee.com issued a joint press release announcing the Prior Offer.

On April 25, 2002, the day before the Prior Offer was scheduled to expire, Network Associates announced that it had discovered accounting inaccuracies in certain prior period financial statements, which required restatement of its financial statements for those periods, and that it would withdraw the Prior Offer.

On May 17, 2002, Network Associates announced that its audit committee had completed an internal accounting investigation into the scope and magnitude of the accounting inaccuracies in certain of its financial statements. On June 28, 2002, Network Associates filed the restated financial statements with the SEC, which restatements did not impact the results of operations of Network Associates for the year ended December 31, 2001 or the quarter ended March 31, 2002.

For more detail on material contacts and board deliberations in connection with the Prior Offer, refer to the Schedule 14D-9/A filed by McAfee.com with the SEC on April 22, 2002.

Background of the Transaction

Following withdrawal of the Prior Offer by Network Associates, McAfee.com concentrated its efforts on continuing the execution of its business plan as a stand-alone publicly-traded company. Senior management of McAfee.com, however, determined that it would be necessary to revisit areas of conflicts that had previously arisen between the two companies. Because McAfee.com’s on-line services and products incorporate a number of the same features as and share the McAfee brand with Network Associates’ products, the two companies have experienced actual and potential conflicts with respect to customer, market and brand confusion. In 1999, McAfee.com and Network Associates entered into several intercompany agreements in an effort to clarify the market boundaries between the two companies. Beginning in 2001 and continuing through late June 2002, McAfee.com and Network Associates have had occasional disputes regarding the performance of Network Associates’ obligations under the intercompany agreements, as well as the interpretation of the terms of those agreements. McAfee.com believes that Network Associates may have breached one or more of those agreements by, among other things, failing to report to McAfee.com revenues with respect to which McAfee.com is entitled royalties under the terms of the applicable intercompany agreement.

On June 13, 2002, the McAfee.com Board requested that Network Associates agree to submit to an independent audit of its records to determine whether Network Associates has paid to McAfee.com all royalties due to McAfee.com. Network Associates agreed to participate in such an audit process, which will also involve an independent audit of McAfee.com’s records. The McAfee.com Board believed then that it could not reasonably estimate the potential impact of the audit process on the financial results of McAfee.com, and was uncertain as to the likely duration of such an audit process.

At a meeting of the McAfee.com Board held on June 13, 2002, Mr. Sampath, following discussions with Dr. Schell and Frank Gill, proposed for approval by the entire McAfee.com Board resolutions for the formation of an executive committee, to be comprised of Mr. Sampath, Dr. Schell and Mr. Gill. The resolutions proposed that the executive committee retain and exercise all of the powers and authority of the McAfee.com Board in the management of the business and affairs of McAfee.com in all circumstances in which the executive committee determined, in its sole discretion, that there may be a conflict of interest, potential for a conflict of interest or the appearance of a conflict of interest between McAfee.com and Network Associates. During that meeting, Mr. Samenuk proposed that in lieu of a vote of the McAfee.com Board to approve these resolutions, the resolutions be incorporated into an action by written consent, requiring execution by all members of the McAfee.com Board. On June 14, 2002, Skadden Arps, outside counsel to McAfee.com and counsel to the Special Committee, distributed an action by written consent to all members of the McAfee.com Board.

On June 21, 2002, Mr. Samenuk sent the following email to Mr. Sampath:

Srivats,

Steve and I will not sign the proposed Unanimous Consent to create an executive committee of the Board of Directors, nor will we agree to the resolution in any meeting.

The proposed resolution is unacceptable both in the details as well as in general concept. First, the requirements imposed by general Delaware law are sufficient protection for the shareholders of McAfee.com Corporation. This proposal goes far beyond those requirements. Steve and I are mindful that we are responsible under Delaware law to represent all of the shareholders of McAfee.com Corporation. We are further mindful of the conflict of interest rules under governing law. We believe that we have at all times conducted ourselves in accordance with them.

Further, the shareholders of McAfee.com Corporation have a shareholder agreement in place. This is designed for the protection of all shareholders’ interest and is the basis on which shareholders buy and sell stock in McAfee.com. The proposal violates the principles of the shareholder agreement by eliminating participation of two directors “in the sole discretion” of the other three directors.

Also, the resolution is bad corporate governance in that it seems to suggest that you, Frank and Rick do not share fiduciary responsibility to a large portion of the shareholder base of the company. Under Delaware law, you, Frank and Rick are responsible and accountable to all of the shareholders of McAfee.com Corporation (as are Steve and I). Steve and I are not willing to see that principle eroded in any way. Network Associates, Inc. as a shareholder of McAfee.com is not interested in seeing an erosion of that principle either.

There are additional problems with the proposal, but these reasons are sufficient to reject it completely.

Srivats, I suggest that you refocus yourself and your legal team on the growth of the business.

George
On June 26, 2002, Mr. Sampath sent the following email to Mr. Samenuk:

George:

I am writing to you on behalf of myself, Frank and Rick in response to your email to us of June 21, 2002:

Let me say at the outset that we actually agree with much of what you stated in your e-mail. Specifically, we agree that all of us as directors of McAfee.com have fiduciary duties to all of the company’s stockholders. Nevertheless, there are clear and demonstrable conflicts between McAfee.com and Network Associates that necessitate the formation of an executive committee along the lines that we have previously proposed.

As you are well aware, our companies are currently involved in an active dispute involving one of the most critical contracts that McAfee.com has, i.e., the McAfee.com/Network Associates reseller agreement where Network Associates is granted the right to resell McAfee.com products to consumers via the Internet. The failure of Network Associates to comply with the terms of this reseller agreement could have adverse financial consequences on McAfee.com. In addition, as you know, earlier this year Network Associates made an offer and then abruptly withdrew the offer, for all of the publicly-held shares of McAfee.com. That offer created and continues to result in a cloud over the market value of McAfee.com as an independently publicly-traded company. Because of these issues, and others, the McAfee.com board now has a number of decisions that it must make where there can be no doubt that the board’s decisions, while beneficial to the public shareholders of McAfee.com, could be adverse to the interests of Network Associates.

Without commenting on the manner in which you and Steve have addressed potential conflicts with McAfee.com in the past, the three of us believe that it is imperative that the McAfee.com board now implement a process to assure itself that, going forward, this board is able to act in a manner free from any challenges of conflicts of interest. The implementation of an executive committee is designed solely to address this concern. Further to that point and in response to your reference to the shareholder agreement, we do not understand how forming an executive committee would be inconsistent with the Indemnification and Voting Agreement which, by its own terms, is designed to ensure that the McAfee.com board include two independent directors.

Accordingly, at the next meeting of the McAfee.com board of directors, we plan to present for consideration by the full board a resolution establishing an executive committee as previously presented to you on June 14, 2002 and in the draft action by written consent.

Srivats

On or around June 28, 2002, Mr. Sampath had a telephone conversation with Mr. Richards, during which  Mr. Sampath apprised him of the strong financial results for the quarter ended June 30, 2002, better than expected subscriber metrics and the progress of McAfee.com’s discussions regarding distribution and marketing relationships with America Online, Inc. and Microsoft Corporation. On the same day, Mr. Sampath sent out an e-mail notifying Mr. Samenuk that McAfee.com and America Online, Inc. had come to agreement on all remaining terms of the distribution and marketing agreement and that execution of the agreement had been scheduled for June 29, 2002.

On June 29, 2002, Mr. Sampath had a telephone conversation with Mr. Samenuk, during which Mr. Sampath apprised him of the execution of the distribution and marketing agreement with America Online, Inc., the strong financial results for the quarter ended June 30, 2002, including better than expected subscriber metrics and the impending execution of a distribution and marketing agreement with Microsoft Corporation.

On June 30, 2002, Dr. Schell received a telephone call from Mr. Samenuk during which Mr. Samenuk informed Dr. Schell that Network Associates intended to commence an offer to exchange 0.78 of a share of Network Associates common stock for each Share (the “Proposed Offer”). Mr. Samenuk also told Dr. Schell during that conversation that Network Associates would publicly announce this intention the following day and file its offering materials with the SEC on or about July 2, 2002.

On July 1, 2002, following Network Associates’ announcement of the Proposed Offer, the Special Committee convened a meeting with Skadden, Arps to discuss the Proposed Offer with members of senior management of McAfee.com. Following discussion, the Special Committee approved a press release that McAfee.com would issue the following day, announcing receipt of the Proposed Offer and advising holders of Shares to refrain from taking action in response to the Proposed Offer pending the recommendation of the Special Committee.

On July 2, 2002, the Special Committee held a meeting to consider Network Associates’ offer to exchange 0.78 of a share of Network Associates common stock for each Share on the terms initially set forth in the Offer Prospectus contained in the Registration Statement filed with the SEC on that day (the “Initial Offer”). During that meeting, a representative of Skadden, Arps outlined the duties of the members of the Special Committee and described each member’s fiduciary responsibilities under Delaware law. Also during that meeting, the Special Committee determined to request the assistance of Morgan Stanley, as financial advisor, in evaluating the Initial Offer, and instructed senior management of McAfee.com to provide assistance to Morgan Stanley in that endeavor. Also on that day, Network Associates commenced the Initial Offer and filed its offering materials on a Schedule TO with the SEC.

On July 5, 2002, the Special Committee held a meeting with its financial advisor and legal counsel to consider the Initial Offer. Members of senior management were also present at the meeting. At that meeting, representatives of Morgan Stanley presented its preliminary financial analysis of the Initial Offer. Also at that meeting, a representative of Skadden, Arps advised the Special Committee on matters relating generally to the federal securities laws in connection with transactions of this type and, in particular, the Initial Offer. After deliberation and discussion, the Special Committee determined that, based on the analyses to date, the Initial Offer was inadequate and did not appropriately value McAfee.com. Later that day, Mr. Gill telephoned Mr. Samenuk to discuss the Initial Offer and the Special Committee’s views. Mr. Gill indicated to Mr. Samenuk that, even though the terms of the Initial Offer, including the exchange ratio, were substantially similar to the Prior Offer of which the Special Committee recommended acceptance, the Special Committee would not support the Initial Offer without modifications due to, among other things, significant changes in the relative business prospects of the two companies between the time of the Prior Offer and the Initial Offer and uncertainty relating to the audit results. Mr. Samenuk indicated that he needed to confer with the members of the board of directors of Network Associates, its financial advisors and legal counsel.

On July 10, 2002, Mr. Sampath telephoned Leslie Denend, a member of the board of directors of Network Associates, to inquire as to the reasons for the lack of response from Network Associates following the phone conversation between Mr. Gill and Mr. Samenuk on July 5, 2002. Mr. Denend told Mr. Sampath that, upon the advice of Network Associates’ legal counsel, he could not respond to any inquiries from McAfee.com.

Also on July 10, 2002, McAfee.com held a conference call to release to the public its financial results for the quarter ended June 30, 2002. During the conference call, and in the press release issued after the close of the market that day, McAfee.com announced that it had exceeded its estimates for the quarter. McAfee.com also raised earnings per share guidance for the quarter ending September 30, 2002. In after-hours trading, McAfee.com’s stock price traded up on the earnings news.

On July 11, 2002, Network Associates held a conference call to release to the public its financial results for the quarter ended June 30, 2002. During that conference call, and in the press release issued prior to the commencement of trading that day, Network Associates announced that while the company met its estimates for the quarter, it lowered revenue guidance for the full 2002 calendar year. The closing price of shares of Network Associates common stock fell approximately 28 percent over the three trading sessions following this announcement. Notwithstanding the increase in McAfee.com’s stock price in after-hours trading the previous evening, McAfee.com’s stock price also fell approximately 21 percent over the same period following the Network Associates announcement.

On July 12, 2002, the Special Committee held a meeting to discuss further the Initial Offer. Representatives of Morgan Stanley and Skadden, Arps and members of senior management were also in attendance. At that meeting, representatives of Morgan Stanley presented its further preliminary financial analysis of the Initial Offer in light of the Network Associates earnings conference and the market reaction to it. Also at that meeting, representatives of Skadden, Arps advised the Special Committee on matters relating to the members’ fiduciary responsibilities under Delaware law. The Special Committee also discussed the structural defenses, including the adoption of a stockholder rights plan, to which McAfee.com could avail itself. During the meeting, Mr. Gill received a telephone call from Mr. Samenuk, during which Mr. Samenuk, on behalf of Network Associates, proposed an increase in the exchange ratio in the Initial Offer from 0.78 to 0.85 (the “Revised Offer”). Mr. Gill then conveyed the Revised Offer to the Special Committee and its legal and financial advisors for discussion. Following discussion, the Special Committee determined to reject the Revised Offer as financially inadequate.

On July 13, 2002, the McAfee.com Board convened a meeting. During that meeting, the Special Committee informed the McAfee.com Board of its preliminary view, based upon the financial analysis conducted to date and after consultation with the Special Committee’s legal and financial advisors, that the Revised Offer is inadequate and that not in the best interests of the holders of the Shares. The Special Committee also informed the McAfee.com Board that it intended to recommend to the McAfee.com Board on July 15, 2002 that it recommend that holders of the Shares reject the Revised Offer and not exchange their Shares in the Revised Offer, and that the McAfee.com Board formally adopt a shareholder rights plan. The Special Committee also stated its view that it believes that there are significant long-term strategic benefits for re-combining the companies but that any re-combination should occur at a price that adequately values McAfee.com and is fair and in the best interests of the holders of the Shares other than Network Associates and its affiliates.

Immediately following the meeting of the McAfee.com Board, the Special Committee convened a meeting with representatives of Skadden, Arps, its legal counsel, in attendance. During the meeting, the Special

Committee discussed the reasons for the Special Committee’s recommendation that would be embodied in this Statement and matters relating to its formal recommendation to the McAfee.com Board scheduled for July 15, 2002.

On July 13, 2002, Mr. Samenuk sent the following email to Messrs. Gill and Schell:

This is to confirm our discussion yesterday that we are prepared to raise our offer to 0.85 of a share of NET for each share of McAfee.com Class A Stock assuming we receive assurances from the McAfee (sic) Special Committee that it will favorably recommend the amended offer and that the McAfee.com Board or Special Committee take no action that would cause the offer conditions to fail...(e.g., adoption of a poison pill).

On July 15, 2002, the Special Committee convened a meeting to discuss the Revised Offer. Representatives of Morgan Stanley presented its financial analysis of the 0.85 exchange ratio in the Revised Offer. Following discussion among the Special Committee and its advisors, Morgan Stanley delivered its oral opinion to the effect that, as of such date and subject to and based on the assumptions and other considerations that would be set forth in its written opinion, the 0.85 exchange offer described in the Revised Offer was inadequate from a financial point of view to the holders of the Shares, other than Network Associates and its affiliates. The Special Committee then determined unanimously that the Revised Offer is inadequate and not in the best interests of the holders of the Shares, other than Network Associates and its affiliates. On that basis, the Special Committee resolved to recommend to the McAfee.com Board, at a meeting scheduled to follow immediately the Special Committee meeting, that the McAfee.com Board reject the Revised Offer and recommend to holders of the Shares to not exchange their Shares in the Revised Offer. In addition, the Special Committee resolved to recommend that the McAfee.com Board formally adopt a shareholder rights plan.

Immediately following the Special Committee meeting but prior to the commencement of a meeting of the McAfee.com Board, Mr. Samenuk, on behalf of Network Associates, proposed an increase in the exchange ratio from 0.85 to 0.90 if the Special Committee agreed to not oppose the Offer in this Statement and not recommend to the McAfee.com Board that it adopt a shareholder rights plan. Mr. Samenuk also stated that even if the Special Committee were to recommend the adoption of a shareholder rights plan, and the McAfee.com Board did adopt such plan, Network Associates would continue with its offer and would take all action available to it to cause the rights issued under the plan to be redeemed. Immediately following Network Associates’ proposal of the Offer, the Special Committee convened a meeting to consider the Offer with its legal and financial advisors. Following discussion among the Special Committee and its advisors, the Special Committee concluded that the increase in the exchange ratio from 0.85 to 0.90 would not alter the Special Committee’s view regarding the inadequacy of the Offer. The Special Committee determined, subject to the receipt of an inadequacy opinion of Morgan Stanley, that the Offer is inadequate and not in the best interests of holders of the Shares, other than Network Associates and its affiliates, and to recommend to the McAfee.com Board that it recommend to holders of the Shares that they reject the Offer and not exchange their Shares in the Offer. In addition, in order to secure the increase in the exchange ratio to 0.90 in the Offer, the Special Committee also unanimously determined that it would not at that time recommend to the McAfee.com Board the adoption of a shareholder rights plan. In determining not to recommend adoption of a shareholder rights plan, the Special Committee was cognizant of the fact that the Offer includes a condition that prohibits Network Associates from closing the exchange offer if less than a majority of the outstanding Shares, other than Shares held by Network Associates and its affiliates, is tendered in the Offer.

Immediately following the meeting of the Special Committee on July 15, 2002, the McAfee.com Board held a meeting to receive the recommendation of the Special Committee. Representatives of Morgan Stanley and Skadden, Arps were in attendance. The McAfee.com Board, after receiving the Special Committee’s recommendation, determined that the Offer is inadequate and resolved to recommend that holders of the Shares reject the Offer and not exchange their Shares in the Offer, and authorized the filing of this Statement.

Later in the day on July 15, 2002, the Special Committee convened a meeting with its legal and financial advisors. Representatives of Morgan Stanley presented its financial analysis of the 0.90 exchange ratio in the

Offer. Following discussion among the Special Committee and its advisors, Morgan Stanley delivered its oral opinion, subsequently confirmed in writing, to the effect that as of such date and subject to and based on the assumptions and other considerations set forth in its written opinion, the exchange ratio of 0.90 described in the Offer was inadequate from a financial point of view to the holders of the Shares, other than Network Associates and its affiliates.

Also, on July 15, 2002, Network Associates issued a press release announcing that it had increased the exchange ratio in the Offer to 0.90 of a share of Network Associates common stock.

On July 16, 2002 prior to the open of market trading, McAfee.com issued a press release announcing the Special Committee’s and the McAfee.com Board’s assessment of the Offer.

Reasons for the Recommendation

After careful consideration, including a thorough review of the Offer with the Special Committee’s financial and legal advisors, the Special Committee and, upon the recommendation of the Special Committee, the McAfee.com Board have determined that the Offer is inadequate and not in the best interests of the holders of the Shares, other than Network Associates and its affiliates. The Special Committee believes that there are significant long-term strategic benefits for re-combining the companies but that any re-combination should occur at a price that adequately values McAfee.com and is fair and in the best interests of the holders of the Shares other than Network Associates and its affiliates.

In reaching the conclusion that the Offer is inadequate, the Special Committee considered numerous factors in consultation with senior management of McAfee.com and the Special Committee’s legal and financial advisors, including but not limited to the following:

1.
The Special Committee’s belief, after taking into account the current and historical financial condition, results of operations, competitive position, business prospects and strategic objectives of each of McAfee.com and Network Associates, that the 0.90 exchange ratio in the Offer significantly undervalues the long-term value inherent in McAfee.com. In furtherance of this reason, the Special Committee noted the following:

•
The Special Committee has recently evaluated McAfee.com’s strategic plan, which reaffirmed the strength of McAfee.com’s business model and market leadership position in managed web security, optimization and maintenance services. In particular, McAfee.com is experiencing strong growth in its subscriber business due, in part, to its recently implemented automatic renewal model, expanding relationships with valuable distribution and marketing partners such as America Online, Inc. and Microsoft Corporation and launching innovative, next-generation products and services such as the McAfee.com SecurityCenter and SpamKiller. As part of reaffirming the strength of McAfee.com’s business model, the Special Committee concluded that its current business plan and market leadership position would likely result in an improvement in McAfee.com’s financial performance, leading to an increase in the value of the Shares.

•
The Special Committee’s belief that, even though the terms of the Offer were substantially similar to the Prior Offer to which the Special Committee recommended acceptance, it could not support the Offer without a significant increase in the exchange ratio due to material changes in the relative business prospects of the two companies between the time of the Prior Offer and the Offer. These material changes include, but are not limited to, the significant decline in Network Associates’ business prospects due to the continuing decline in information technology spending for enterprise customers in contrast to the relative resilience of McAfee.com’s subscription-based revenue model for the consumer and small business markets.

•	The assessment of McAfee.com’s senior management, after consultation with Special Committee’s financial advisors and consideration of the financial analyses described in “Opinion of Special

Committee’s Financial Advisor” below, that McAfee.com’s business has significantly greater value than the Offer.

2.
The Special Committee’s discussions with Morgan Stanley at meetings of the Special Committee held on July 5, 2002, July 12, 2002 and July 15, 2002 to review the exchange ratios proposed by Network Associates in the Initial Offer, Revised Offer and Offer. On July 15, 2002, Morgan Stanley delivered an opinion to the effect that, as of the date of such opinion and subject to and based on the assumptions and other considerations set forth in its opinion, the exchange ratio of 0.90 described in the Offer was inadequate from a financial point of view to the holders of the Shares, other than Network Associates and its affiliates.

3.
Since the commencement of the Prior Offer, McAfee.com’s stock has largely traded as a derivative of Network Associates’ stock price and the 0.78 exchange ratio contained in that offer rather than on its business fundamentals and, as a result, McAfee.com’s stock price has been artificially depressed. Since the initial announcement of Network Associates’ intent to file an exchange offer on March 18, 2002, the stock price performance of McAfee.com’s comparable company universe has declined only 9%, while the comparable company universe for Network Associates is down approximately 37%, with Network Associates’ stock price down approximately 54%, as of July 15, 2002. Notwithstanding the premium originally offered by Network Associates, due to the previously described derivative relationship, McAfee.com’s stock price is down 30%. In addition, since Network Associates withdrew its offer in late April, the mean of analyst earnings estimates for calendar year 2003 for Network Associates has decreased 11%, while for McAfee.com, calendar year 2003 mean earnings estimates have increased 12%. On that basis, the Special Committee also viewed the Offer as opportunistically timed by Network Associates to take advantage of the overhang on McAfee.com’s stock price caused by Network Associates’ Prior Offer rather than allowing McAfee.com’s stock price to trade freely and achieve an appropriate valuation and then purchase McAfee.com at an appropriate premium.

4.
The Special Committee considered the form of consideration to be paid to the holders of the Shares in the Offer and the uncertainty of the value of such consideration compared to cash consideration. On March 26, 2002 the SEC commenced the SEC Investigation, which Network Associates has described in the section entitled “Risk Factors” on page 16 of its Offer Prospectus. In this regard, the Special Committee considered the uncertainties surrounding the pending SEC Investigation of Network Associates’ accounting practices, including Network Associates’ disclosure that the resolution of the investigation could require further restatement of Network Associates’ prior financial statements and that the investigation could increase the cost of defending or resolving current stockholder litigation against Network Associates. The Special Committee was aware that Network Associates has stated in the section entitled “Material Federal Income Tax Consequences” appearing on page 48 of its Offer Prospectus, that the consideration to be received by the holders of Shares in the Offer would not be taxable to such holders for federal income tax purposes.

5.
The Special Committee does not have sufficient information to estimate the potential financial impact on McAfee.com that may arise from an audit agreed to by Network Associates in connection with certain disputes between McAfee.com and Network Associates under the reseller agreement between them. Since the Special Committee does not have enough information, McAfee.com’s public stockholders likewise cannot now determine the potential impact of such an audit on the value of McAfee.com.

6.	The lack of certainty with respect to the Offer as a result of the following terms and conditions:

•
The Offer contains no provision that would increase the exchange ratio in response to a substantial decline in the market price of Network Associates common stock before the Shares are purchased in the Offer.

•
Network Associates has reserved a right to terminate the Offer based on the occurrence of any event or events that have resulted, in the good faith judgment of Network Associates, in an actual or threatened material adverse change in the business, condition (financial or other), income, operations or stock ownership of Network Associates and its subsidiaries, taken as a whole, or McAfee.com and its subsidiaries, taken as a whole.

•
Network Associates has reserved a right to waive a condition to its Offer that, after its purchase of Shares in the Offer, Purchaser would own at least 90% of the outstanding capital stock of McAfee.com. In the event Purchaser purchased Shares in the Offer such that it owned less than 90% of the outstanding capital stock of McAfee.com and was unable to consummate a short-form merger whereby the remaining stockholders of McAfee.com (other than Network Associates and its affiliates) would receive the same consideration for their Shares as other stockholders in the Offer, the remaining minority stockholders of McAfee.com would hold shares that are illiquid and the price of such shares could be adversely impacted. The Special Committee viewed Network Associates’ ability to waive this condition as potentially coercive and inconsistent with the Special Committee’s commitment to protect the best interests of the stockholders of McAfee.com other than Network Associates and its affiliates.

In consideration of the above factors, the Special Committee and, upon the unanimous recommendation of the Special Committee, the Board of Directors have determined that the Offer is inadequate and not in the best interests of the holders of the Shares, other than Network Associates and its affiliates. Accordingly, the Special Committee and the Board of Directors recommend that McAfee.com stockholders reject the Offer and not exchange their Shares pursuant to the Offer.

The foregoing discussion of the information and factors considered by the Special Committee and the McAfee.com Board is not intended to be exhaustive but addresses all of the material information and factors considered by the Special Committee and the McAfee.com Board in their consideration of the Offer. In view of the variety of factors and the amount of information considered, the Special Committee and the McAfee.com Board did not find it practicable to provide specific assessments of, quantify or otherwise assign any relative weights to, the specific factors considered in determining to recommend that holders of the Shares reject the Offer. Such determination was made after consideration of all the factors taken as a whole. In addition, individual members of the Special Committee and the McAfee.com Board may have given differing weights to different factors. Throughout its deliberations, the Special Committee received the advice of Morgan Stanley and Skadden, Arps, who were retained to advise the Special Committee in connection with the Offer.

Opinion of McAfee’s Financial Advisor

Under an engagement letter dated September 12, 2001 and amendments to that engagement letter dated March 18, 2002 and July 2, 2002, the Special Committee retained Morgan Stanley to provide it with financial advisory services and a financial opinion letter in connection with the Offer. The Special Committee selected Morgan Stanley to act as it financial advisor based on Morgan Stanley’s qualifications expertise and reputation and its knowledge of the business and affairs of McAfee.com. At the board meeting of McAfee.com on July 15, 2002, Morgan Stanley rendered its oral opinion, subsequently confirmed in writing, to the effect that, as of July 15, 2002 and subject to and based upon the assumptions and other considerations set forth in the opinion, the exchange ratio of 0.90 described in the Offer was inadequate from a financial point of view to the holders of the common stock of McAfee.com, other than Network Associates and its affiliates.

The full text of the written opinion of Morgan Stanley, dated as of July 15, 2002, is attached as Annex A. The opinion sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Morgan Stanley in rendering its opinion. We urge you to read the entire opinion carefully. Morgan Stanley’s opinion is directed to the Special Committee and addresses only the adequacy from a financial point of view of the exchange ratio of 0.90 pursuant to the Offer to holders of Shares, other than Network Associates and its affiliates, as of the date of the opinion. It does not address any other aspects of the Offer and does not constitute a recommendation to any holder of Shares as to whether they should tender their Shares in the Offer. The summary of the opinion of Morgan Stanley set forth in this document is qualified in its entirety by reference to the full text of the opinion.

In connection with rendering its opinion, Morgan Stanley, among other things:

•	reviewed certain publicly available financial statements and other business and financial information of McAfee.com and Network Associates;

•	reviewed certain internal financial statements and other financial and operating data concerning McAfee.com prepared by the management of McAfee.com;

•	reviewed certain financial forecasts related to McAfee.com prepared by the management of McAfee.com;

•	discussed the past and current operations and financial condition and the prospects of McAfee.com with senior executives of McAfee.com;

•	reviewed the reported prices and trading activity of the Shares and of the Network Associates common stock;

•	compared the financial performance of McAfee.com and Network Associates with that of certain comparable publicly-traded companies and their securities;

•	reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

•	reviewed the Network Associates Offer, the Offer to Exchange and certain related documents; and

•	performed such other analyses and considered such other factors as Morgan Stanley has deemed appropriate.

Morgan Stanley assumed and relied upon, without independent verification, the accuracy and completeness of the information reviewed by it for the purposes of its opinion. With respect to the internal financial statements and financial forecasts, Morgan Stanley assumed that they were reasonably prepared on bases reflecting the management’s best currently available estimates and judgments of the future financial performance of McAfee.com. Morgan Stanley has not made any independent valuation or appraisal of the assets or liabilities or technology of McAfee.com or Network Associates, nor was Morgan Stanley furnished with any such appraisals. Morgan Stanley has not been provided with any recent opportunity to speak with Network Associates and its representatives, and has relied solely on publicly available information on Network Associates in assessing the Network Associates common stock. Morgan Stanley’s opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Morgan Stanley as of, July 15, 2002. In its opinion, Morgan Stanley further assumes that the outcome of the SEC Investigation and the related class action litigation that is referred to in the Offer to Exchange will not have or result in any material adverse impact on Network Associates or its results of operations of condition (financial or otherwise).

The following is a brief summary of the material financial analyses performed by Morgan Stanley in connection with its oral opinion and the preparation of its written opinion. Some of these summaries of financial analyses include information presented in tabular format. In order to fully understand the financial analyses used by Morgan Stanley, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses.

On July 2, 2002, Network Associates commenced the offer to exchange 0.78 shares of Network Associates common stock for each outstanding Share not owned by Network Associates and its affiliates, and on July 15, 2002 announced an increase in the exchange ratio pursuant to the Offer to 0.90 shares of Network Associates common stock for each outstanding Share. If the merger was consummated, McAfee.com Class A shareholders would own approximately 7% of the combined company on a pro forma basis.

McAfee.com

Comparable Company Trading Analysis.    Morgan Stanley compared certain publicly available financial information of McAfee.com with publicly available information for selected companies which in its judgment are comparable to the business or businesses of McAfee.com. The following table lists the companies analyzed by Morgan Stanley:

McAfee.com Comparable Companies
eBay
Paypal
SurfControl
Webex
Websense

In conducting its analysis, Morgan Stanley applied the relevant financial multiples of the comparable companies to a number of financial forecast scenarios provided by the management team of McAfee.com. In total, there were three financial scenarios examined by Morgan Stanley: Street Case, Base Case, and Upside Case

Street Case:    The Street Case was based on the mean I/B/E/S revenue and EPS estimates for 2002 and 2003, as of July 12, 2002.

Base Case:    The Base Case was based on a management’s internal estimates of the revenue and earnings of McAfee.com for calendar 2002 through 2005, and includes revenues and costs associated with the agreement recently signed between McAfee.com and America Online. It assumed a 38% revenue growth from 2001 to 2002, 49% revenue growth from 2002 to 2003 and then grows revenue by 32%, annually, through 2005. For Operating Income, the model assumes a 32% operating margin in 2002, trending towards 38% in 2005.

Upside Case:    The Upside Case is based on the Base Case but also assumes that McAfee.com enters into the market for enterprise customers as the low-cost distributor of Network Associates’ products, as the management of McAfee.com believes is allowed under the contractual arrangements between the companies and as described in the Statement under the caption “Conflicts of Interest and Material Agreements Between McAfee.com and Network Associates.” This case assumes that McAfee.com, as a low cost provider of Network Associates’ products, is able to obtain a 5%, 10% and 15% share of Network Associates’ McAfee software-related revenues in 2003, 2004 and 2005 respectively.

Morgan Stanley then estimated the implied value per share of McAfee.com common stock for each of these financial scenarios, including a control premium as further detailed below under “Analysis of Selected Precedent Transactions,” as of July 15, 2002. Morgan Stanley estimated the following:

Calendar Year Financial Statistic	McAfee.com Financial Statistic	Comparable Company Multiple Range	Implied Value per Share of McAfee.com (including control premium)

STREET CASE
Aggregate Value to 2002 Estimated Revenues	$85.4	3.5x – 5.5x	$10.59 – $14.80
Aggregate Value to 2003 Estimated Revenues	$109.2	2.2x – 3.6x	$ 9.14 – $12.91
Price to 2002 Estimated Cash Earnings Per Share	$0.37	40x – 50x	$18.50 – $23.13
Price to 2003 Estimated Cash Earnings Per Share	$0.46	20x – 30x	$11.50 – $17.25
MORGAN STANLEY VALUE RANGE			$11.25 – $17.19

BASE CASE
Aggregate Value to 2002 Estimated Revenues	$85.9	3.5x – 5.5x	$10.63 – $14.86
Aggregate Value to 2003 Estimated Revenues	$127.6	2.2x – 3.6x	$10.14 – $14.54
Price to 2002 Estimated Cash Earnings Per Share	$0.37	40x – 50x	$18.50 – $23.13
Price to 2003 Estimated Cash Earnings Per Share	$0.49	20x – 30x	$12.14 – $18.21
MORGAN STANLEY VALUE RANGE			$11.88 – $18.13

UPSIDE CASE
Aggregate Value to 2002 Estimated Revenues	$85.9	3.5x – 5.5x	$10.63 – $14.86
Aggregate Value to 2003 Estimated Revenues	$148.3	2.2x – 3.6x	$11.27 – $16.39
Price to 2002 Estimated Cash Earnings Per Share	$0.37	40x – 50x	$18.50 – $23.13
Price to 2003 Estimated Cash Earnings Per Share	$0.50	20x – 30x	$12.62 – $18.93
MORGAN STANLEY VALUE RANGE			$12.50 – $18.75

No company utilized in the comparable company analysis is identical to McAfee.com. In evaluating the comparable companies, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of McAfee.com, such as the impact of competition on the businesses of McAfee.com and the industry in general, industry growth and the absence of any material adverse change in the financial condition and prospects of McAfee.com or the industry or in the financial markets in general. Mathematical analysis, such as determining the average or median, is not in itself a meaningful method of using comparable company data.

Discounted Equity Value. Morgan Stanley performed an analysis of the implied present value per share of McAfee.com Shares on a standalone basis based on McAfee.com’s projected future equity value using the different financial scenarios provided by the management team, and then applied a control premium as further detailed below under “Analysis of Selected Precedent Transactions.”

Calendar Year Financial Statistic	McAfee.com Financial Statistic	Next Calendar Year Multiple Range	Discount Rate	Implied Value Per Share of McAfee.com (including control premium)
Street Case
2004, 2005 Estimated Cash Earning Per Share	$0.62 – $0.84	20x – 30x	15.0%	$13.50 – $23.77
Base Case
2004, 2005 Estimated Cash Earning Per Share	$0.70 – $0.93	20x – 30x	15.0%	$15.23 – $26.36
Upside Case
2004, 2005 Estimated Cash Earning Per Share	$0.77 – $1.07	20x – 30x	15.0%	$16.66 – $30.21

Analysis of Selected Precedent Transactions. Morgan Stanley compared publicly available information for selected minority buy-back transactions to the relevant statistics for McAfee.com. The following is a table that lists the transactions Morgan Stanley reviewed:

Selected Precedent Transaction (Target / Acquiror)
Travelocity / Sabre Holdings
Intimate Brands / Limited
Aquila / Utilicorp
Liberty Digital / Liberty Media Corp
TD Waterhouse / Toronto Dominion
TyCom / Tyco Intl.
Spectra-Physics / Thermo Electron Corp
Liberty Financial Companies / Liberty Mutual Insurance
Unigraphics Solutions Inc. / Electronic Data Systems
CSFBdirect (formerly DLJdirect) / CSFB
Westfield America / Westfield America Trust
Azurix Corp / Enron Corp
Hertz Corp / Ford Motor Co.
BHC Communications Inc. / News Corp Ltd
Hartford Life / Hartford Financial Svcs
Homestead Village Inc. / Security Capital Group
Travelers Property Casualty / Citigroup Inc.
Vastar Resources Inc. / BP Amoco Inc.
Howmet Intl Inc. / Alcoa Inc.
CareInsite (Medical Manager) / Healtheon/WebMD
Thermo Instrument Systems / Thermo Electron Corp
Thermedics / Thermo Electron Corp

For each precedent transaction, Morgan Stanley analyzed, as of the announcement date of each precedent transaction, the premia to the one-day price and the 30-day average price prior to the announcement of each precedent transaction. In the universe of precedent transactions, the range of price premia to the one-day price was 2% to 140%, with a median of 24.6%, and the range of price premia to the 30-day average price range was (17%) to 108%, with a median of 23.2%. Based on the review of the precedent transactions, Morgan Stanley incorporated a 25% control premium in its calculation of the implied value per share of McAfee.com under each of the comparable company trading analysis and the discounted equity analysis described above.

Morgan Stanley also estimated the unaffected price of McAfee.com by indexing its unaffected price as of March 15, 2002 to the selected universe of comparable companies (described above). The McAfee.com Indexed Unaffected Price is the price of McAfee.com on March 15, 2002 ($15.54), reduced by 9.4%, the amount the McAfee.com’s comparable company universe has fallen since March 15, 2002. Morgan Stanley then applied a range of premia to the McAfee.com Indexed Unaffected Price based on the one-day and 30-day price premia for the transactions listed above.

Precedent Transaction Financial Statistic	Precedent Transaction Statistic Range	McAfee.com Indexed Unaffected Price	Implied Value per Share of McAfee
Premium to the One-Day Price (Indexed)	10% – 50%	$14.08	$15.49 – $21.12

No company or transaction utilized in the analysis of selected precedent transactions is identical to McAfee.com or Network Associates or the Offer. In evaluating the precedent acquisition transactions, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, market and financial conditions and other matters, which are beyond the control of McAfee.com and Network Associates, such as the impact of competition on the business of McAfee.com Network Associates, or the industry generally, industry growth and the absence of any adverse material change in financial condition and prospects of McAfee.com, Network Associates or the industry or in the financial markets in general, which could affect the public trading value of the companies and the aggregate value of the transactions to which they are being compared.

Accretion/Dilution Analysis:    Morgan Stanley analyzed the pro forma impact of the Offer on the combined projected cash earnings per share of Network Associates for the year ending December 31, 2002. In performing this analysis, Morgan Stanley utilized the three different financial scenarios described above.

Morgan Stanley’s analysis indicated that, exclusive of the impact of potential synergies, the merger would result in earnings per share dilution of 2.2% and 3.0% for the last two quarters of 2002, respectively, and dilution of 2.8% for the calendar year ending December 31, 2003 for the Base Case scenario, and the combined company would have to realize synergies of $1.1 and $1.9 million in the last two quarters of 2002 and $7.3 million in CY2003 in order for the transaction to be neutral to the earnings per share of Network Associates.

Network Associates

Trading Range.    Morgan Stanley reviewed the range of closing prices of Network Associates common stock prior to April 5, 2002. Morgan Stanley observed the following:

Period Prior to April 5, 2002	Value Per Share
Last 30 days	$12.75 – $20.95
Last 60 days	$12.75 – $23.75

Comparable Company Trading Analysis. Morgan Stanley compared certain publicly available financial information of Network Associates with publicly available information for selected companies which, in its judgment, are comparable to the business or businesses of Network Associates. The following table lists the companies analyzed by Morgan Stanley:

Network Associates Comparable Companies
BEA Systems
Check Point Software
Internet Security Systems, Inc.
NetIQ
RSA Security Inc.
Symantec Corporation
Trend Micro Incorporated

In conducting its analysis, Morgan Stanley applied the relevant financial multiples of the comparable companies to publicly available securities research analyst estimates of various financial statistics for Network Associates. Because Network Associates owns approximately 75% of McAfee.com, Network Associates reports its financial results on a consolidated basis under GAAP which therefore includes in its financial statements the impact of its ownership of McAfee.com. However, Network Associates also reports its financial performance on a stand-alone basis excluding the impact of its ownership of McAfee.com and most securities research analysts report and project financial estimates for Network Associates excluding the results from McAfee.com. In order to compare the financial statistics of Network Associates with those of comparable companies, the trading statistics for Network Associates were adjusted to reflect its ownership in McAfee.com. Morgan Stanley estimated the McAfee.com value per share of Network Associates (“McAfee.com value per share of Network Associates”) based on its fully diluted, proportionate ownership of McAfee.com, calculated using the McAfee.com Indexed Unaffected Price. Morgan Stanley then estimated the implied value per share of Network Associates as of July 12, 2002 by adding the McAfee.com value per share of Network Associates to the product of financial multiples of the comparable companies and publicly available securities research analyst estimates. Morgan Stanley estimated the following:

Calendar Year Financial Statistic	Network Associates Multiple (Excluding McAfee.com)	Comparable Company Multiple Range	Implied Value per Share of Network Associates (including McAfee.com)
Aggregate Value to 2002 Estimated Revenues	1.2x	1.7x – 2.3x	$15.49 – $18.63
Aggregate Value to 2003 Estimated Revenues	1.1x	1.5x – 2.0x	$15.50 – $18.48
Price to 2003 Estimated Cash Earnings Per Share	12.8x	13.0x – 20.0x	$12.87 – $18.05

No company utilized in the comparable company analysis is identical to Network Associates. In evaluating the comparable companies, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Network Associates, such as the impact of competition on the businesses of Network Associates and the industry in general, industry growth and the absence of any material adverse change in the financial condition and prospects of Network Associates or the industry or in the financial markets in general. Mathematical analysis, such as determining the average or median, is not in itself a meaningful method of using comparable company data.

Discounted Equity Value.    Morgan Stanley performed an analysis of the implied present value per share of Network Associates common stock on a standalone basis based on the projected future equity value of Network Associates (excluding McAfee.com) using equity research analyst projections that were publicly available as of July 12, 2002 for Network Associate’s cash earnings projections for calendar year 2003. To calculate the projected earnings for 2004 and 2005, Morgan Stanley used the 2003 mean of available street estimates for 2003 earnings (as of July 12, 2002) and grew the earnings annually at the I/B/E/S long-term growth rate for Network

Associates as of July 12, 2002 (20%). For each analysis, Morgan Stanley estimated the implied value per share of Network Associates as of July 12, 2002 by adding the McAfee.com value per share of Network Associates to the implied present value per share of Network Associates common stock on a standalone basis excluding McAfee.com.

Calendar Year Financial Statistic	Network Associates Financial Statistic	Next Calendar Year Multiple Range	Discount Rate	Implied Value Per Share of Network Associates (including McAfee.com)
2004 Estimated Cash Earning Per Share	$0.89	13.0x – 20.0x	15.0%	$13.29 – $18.69
2005 Estimated Cash Earning Per Share	$1.07	13.0x – 20.0x	15.0%	$13.72 – $19.36

In connection with the review of the Offer by the Special Committee, Morgan Stanley performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a financial opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, Morgan Stanley considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor it considered. Morgan Stanley believes that selecting any portion of its analyses, without considering all analyses as a whole, would create an incomplete view of the process underlying its analyses and opinion. In addition, Morgan Stanley may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis described above should not be taken to be Morgan Stanley’s view of the actual value of McAfee.com or Network Associates. In performing its analyses, Morgan Stanley made numerous assumptions with respect to industry performance, general business and economic conditions and other matters. Many of these assumptions are beyond the control of McAfee.com or Network Associates. Any estimates contained in Morgan Stanley’s analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates.

Morgan Stanley conducted the analyses described above solely as part of its analysis of the inadequacy of the exchange ratio of 0.90 pursuant to the Offer from a financial point of view to the holders of Shares other than Network Associates and its affiliates and in connection with the delivery of its written opinion dated July 15, 2002 to the Special Committee. These analyses do not purport to be appraisals or to reflect the prices at which the shares of McAfee.com or Network Associates’ common stock might actually trade.

In addition, as described elsewhere in this Statement, Morgan Stanley’s opinion and its presentation to the Special Committee was one of many factors taken into consideration by the Special Committee in reaching their recommendation with regard to their Offer. Consequently, the analyses as described above should not be viewed in any way as determinative of the opinion of the Special Committee.

The Special Committee retained Morgan Stanley based upon Morgan Stanley’s qualifications, experience and expertise. Morgan Stanley is an internationally recognized investment banking and advisory firm. Morgan Stanley, as part of its investment banking and financial advisory business, is continuously engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate, estate and other purposes. In the past, Morgan Stanley and its affiliates have provided financial advisory services for Network Associates, and has received fees for the rendering of these services. In the ordinary course of business, Morgan Stanley or its affiliates may at any time hold long or short positions, may trade or otherwise effect transactions, for its own account or for the account of customers in the equity and other securities of McAfee.com, Network Associates or any other parties involved in the merger.

Under the amended engagement letter, Morgan Stanley provided financial advisory services and its opinion in connection with the Offer, and McAfee.com agreed to pay Morgan Stanley a customary fee for its services.

McAfee.com has also agreed to reimburse Morgan Stanley for its expenses incurred in performing its services. In addition, McAfee.com has agreed to indemnify Morgan Stanley and its affiliates, their respective directors, officers, agents and employees and each person, if any, controlling Morgan Stanley or any of its affiliates against certain liabilities and expenses, including certain liabilities under the federal securities laws, related to or arising out of Morgan Stanley’s engagement.

Intent to Tender

To the best of McAfee.com’s knowledge, to the extent permitted by applicable securities laws, rules or regulations, none of McAfee.com’s executive officers or directors (other than Mr. Samenuk and Mr. Richards) currently intends to exchange Shares over which he has sole dispositive power into the Offer.

ITEM 5.    PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

Morgan Stanley is acting as the Special Committee’s exclusive financial advisor in connection with the Offer. Pursuant to the terms of Morgan Stanley’s engagement, McAfee.com has agreed to pay Morgan Stanley for its financial advisory services (i) an opinion fee equal to $1.5 million payable on July 15, 2002, which was the first date that Morgan Stanley advised the Special Committee that it was prepared to render an opinion with regard to the inadequacy, adequacy or fairness of the Offer, and (ii) a transaction fee (the “Initial Transaction Fee”) equal to the sum of 0.724% (the “Transaction Fee Percentage”) of the Initial Transaction Value (as defined below) and 0.008% of the Current Transaction Value (as defined below) for every 1% increase in the exchange ratio above Network Associate’s Prior Offer exchange ratio of 0.78. The “Initial Transaction Value” is defined as the total number of shares of common stock (including the number of shares which would be outstanding upon the exercise of any options, warrants, or upon conversion of any securities convertible into common stock) of McAfee.com, multiplied by the “Price per Share” which is the 0.78 exchange ratio contained in the April 2002 offer, multiplied by the average closing price of a share of the common stock of Network Associates over the five trading day period, up to and including the trading day two business days prior to the public announcement of the 0.78 exchange ratio in April, or $23.27. “Current Transaction Value” is calculated in the same manner as the Initial Transaction Value, but the “Price per Share” is equal to the applicable exchange ratio contained in the Offer multiplied by the average closing price of Network Associates over the five trading day period, up to and including the trading day two business days prior to the public announcement of the Offer. Pursuant to the terms of Morgan Stanley’s engagement, McAfee.com has also agreed to pay Morgan Stanley a fee equal to the Initial Transaction Fee payable under the terms of the March 18, 2002 engagement letter if the Offer is withdrawn, terminates, expires, or otherwise does not result in the acquisition of the Shares not owned by Network Associates for a period of twelve months after the withdrawal of the Offer. In addition, McAfee has agreed to reimburse Morgan Stanley for its expenses incurred in connection with its services, including the fees and expense of its legal counsel and any other advisor retained by Morgan Stanley, and will indemnify Morgan Stanley and its affiliates, their respective directors, officers, agents and employees and each person, if any, controlling Morgan Stanley or any of its affiliates against certain liabilities, including liabilities arising under the federal securities laws. In the ordinary course of its trading, asset management, brokerage, and financing activities, Morgan Stanley or its affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions, for its own account or the accounts of customers, in debt or equity securities or senior loans of McAfee.com and Network Associates. In the past, Morgan Stanley & Co. Incorporated and its affiliates have provided financial advisory and financing services for McAfee.com and Network Associates and have received fees for the rendering of those services.

McAfee.com has retained Innisfree M&A Incorporated (“Innisfree”) to assist it in connection with McAfee.com’s communications with its shareholders with respect to the Offer. Innisfree will receive reasonable customary compensation for its services and reimbursement of out-of-pocket expenses in connection therewith. McAfee.com has agreed to indemnify Innisfree against certain liabilities arising out of or in connection with the engagement.

McAfee.com has retained Joele Frank, Wilkinson Brimmer Katcher (“Joele Frank”) and Neil-May Partners (“Neil-May”) as its public relations advisors in connection with the Offer. Joele Frank and Neil-May will receive reasonable and customary compensation for their services and reimbursement of out-of-pocket expenses arising out of or in connection with their engagements.

Except as set forth above, neither McAfee.com nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to shareholders of McAfee.com concerning the Offer.

ITEM 6.     INTEREST IN SECURITIES OF THE SUBJECT COMPANY

No transactions in the Shares have been effected during the past 60 days by McAfee.com, or to the knowledge of McAfee.com, by any executive officer, director or affiliate of McAfee.com.

ITEM 7.     PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

McAfee.com is not currently undertaking or engaged in any negotiations in response to the Offer or subsequent Merger that relate to or would result in: (a) a tender offer for or other acquisition of Shares by McAfee.com, any of its subsidiaries or any other person, (b) an extraordinary transaction, such as a merger, reorganization or liquidation, involving McAfee.com or any of its subsidiaries, (c) a purchase, sale or transfer of a material amount of assets of McAfee.com or any of its subsidiaries or (d) a material change in the present dividend policy, indebtedness or capitalization of McAfee.com.

Except as set forth in this Statement, there are no transactions, resolutions of the McAfee.com Board, agreements in principle or signed agreements in response to the Offer or subsequent Merger, that relate to or would result in one or more of the events referred to in the preceding paragraph. Notwithstanding the foregoing, the McAfee.com Board may in the future engage in negotiations in response to the Offer that could have one of the effects specified in the preceding paragraph. McAfee.com has determined that disclosure with respect to the parties to, and the possible terms of, any transactions or proposals of the type referred to in the preceding paragraph might jeopardize any discussions or negotiations that McAfee.com may conduct.

ITEM 8.    ADDITIONAL INFORMATION TO BE FURNISHED

Legal Matters

In connection with the Prior Offer, McAfee.com and certain of its officers and directors were named as defendants in eight putative class action complaints filed in Delaware Court of Chancery, California Superior Court (the “Superior Court”) and the United States District Court for the Northern District of California on behalf of McAfee.com’s stockholders. The class actions are captioned: Bank v. McAfee.com Corp., et al., C.A. No. 19481 (Del. Ch.) (filed March 18, 2002); Birnbaum v. Sampath, et al., C.A. No. 19482 (Del. Ch.) (filed March 18, 2002); Brown v. Sampath, et al., C.A. No. 19483 (Del. Ch.) (filed March 18, 2002); Chin v. McAfee.com Corp., et al., C.A. No. 19484 (Del. Ch.) (filed March 18, 2002); Monastero v. Sampath, et al., C.A. No. 18485 (Del. Ch.) (filed March 18, 2002); Ebner v. Sampath, et al., C.A. No. 19487 (Del. Ch.) (filed March 18, 2002); Peyton v. Richards, et al., Case No. CV 806199 (Cal. Sup.) (filed March 19, 2002); and Getty v. Sampath, et al., C-02-1692 PJH (U.S. Dist. Ct., N.D. Cal.) (filed April 9, 2002).

The complaints purport to allege claims for breach of fiduciary duty against the defendants and seek injunctive relief and other relief, including damages in an unspecified amount. The lawsuits pending in the Delaware Court of Chancery have been consolidated and plaintiffs have filed a consolidated second amended complaint challenging the Offer. In addition, McAfee.com and its directors were named as defendants in a putative class action complaint challenging the Offer, which was filed in Superior Court and is captioned Peyton v. Richards, et al., CV 809111.

The defendants have not answered or otherwise responded to the complaints challenging the Offer. The defendants have served written responses and objections and begun their production of documents in response to plaintiffs’ requests for the production of documents in the Delaware action. Although the class actions challenging the Offer are in the preliminary stages and it is too soon to predict with any certainty the outcome of the proceedings described above, based on its current understanding of the facts, McAfee.com believes that the class actions have no merit and intends to defend the litigation vigorously.

Short Form Merger

Under Section 253 of the DGCL, if Holdings acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding Shares (including Shares based on conversion of Network Associates’ Class B common stock into Shares), Network Associates will be able to effect a short-form merger of McAfee.com with and into Holdings, without a vote of the stockholders of McAfee.com. Information on the short-form merger can be found in the section entitled “Purpose of the Offer and Merger; The Merger; Appraisal Rights” in the Offer to Exchange.

Appraisal Rights

Holders of Shares do not have statutory appraisal rights as a result of the Offer. However, they can exercise such rights in connection with the Merger, if Holdings proceeds with the Merger. Those rights, including the procedures stockholders must follow in order effectively to demand and perfect such rights, are summarized in the section entitled “Purpose of the Offer; The Merger; Appraisal Rights” in the Offer to Exchange. The Delaware statute governing appraisal rights is attached to the Offer to Exchange as Annex A. Failure to follow the steps required by the Delaware statute governing appraisal rights may result in the loss of such rights.

Certain Legal and Regulatory Matters

Except for the SEC’s declaring Network Associates’ Registration Statement effective, McAfee.com is not aware of any material filing, approval or other action by or with any governmental authority or administrative or regulatory agency that would be required for Network Associates’ acquisition or ownership of Shares. Network Associates has stated in the section entitled “Certain Legal and Regulatory Matters” in its Offer to Exchange that it intends to make all required filings under the Securities Act of 1933, as amended, and the Exchange Act.

State Takeover Laws

A number of states have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, stockholders, principal executive officers or principal places of businesses in such states. Network Associates has stated, in the section entitled “Certain Legal and Regulatory Matters” in its Offer to Exchange, that Holdings has not attempted to comply with state takeover statutes in connection with the Offer. In the event that it is asserted that one or more state takeover statutes apply to the Offer, and it not determined by an appropriate court that such statute or statutes do not apply or are invalid as applied to the Offer, as applicable, Holdings may be required to file certain documents with, or receive approvals from, the relevant state authorities, and according to the Offer to Exchange, Holdings might be unable to accept for payment or purchase Shares tendered pursuant to the Offer of be delayed in continuing or consummating the Offer. In such case, according to the Offer to Exchange, Holdings may not be obligated to exchange any Shares tendered in the Offer.

As permitted under the DGCL, McAfee.com has in its certificate of incorporation exempted itself from the applicability of Section 203 of the DGCL, which prevents an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation for a period of three years following the time such person becomes an interested stockholder unless, among other exceptions, the “business combination” is approved by the board of directors of such corporation prior to such time.

ITEM 9.    EXHIBITS

Exhibit No.

Exhibit (a)(1)	Letter, dated July 16, 2002, to holders of the Class A Common Stock of McAfee.com (included in the mailing to holders of Class A Common Stock)

Exhibit (a)(2)	Press release issued by McAfee.com Corporation on July 16, 2002

Exhibit (a)(3)	Press release issued by McAfee.com Corporation on July 2, 2002(1)

Exhibit (a)(4)	Opinion of Morgan Stanley & Co. Incorporated, dated July 15, 2002 (attached as Annex A to this Statement and included in the mailing to holders of Class A Common Stock)

Exhibit (e)(1)	Proxy Statement on Schedule 14A, dated April 30, 2002, relating to McAfee.com’s 2002 Annual Meeting of Stockholders(2)

Exhibit (e)(2)	McAfee.com Corporation Amended and Restated 1999 Stock Plan and form of agreements thereunder(3)

Exhibit (e)(3)	Change in Control Agreement, dated as of July 14, 2000, by and between McAfee.com Corporation and Srivats Sampath(4)

Exhibit (e)(4)	First Amendment, dated as of August 1, 2001, to the Change and Control Agreement, dated as of July 14, 2000, by and between McAfee.com Corporation and Srivats Sampath(5)

Exhibit (e)(5)	Change in Control Agreement, dated as of July 14, 2000, by and between McAfee.com Corporation and Evan Collins(4)

Exhibit (e)(6)	First Amendment, dated as of August 1, 2001, to the Change and Control Agreement, dated as of July 14, 2000, by and between McAfee.com Corporation and Evan Collins(5)

Exhibit (e)(7)	McAfee.com 1999 Employee Stock Purchase Plan and form of agreements thereunder(3)

Exhibit (e)(8)	McAfee.com 1999 Director Option Plan and form of agreements thereunder(3)

Exhibit (e)(9)	Third Amended and Restated Certificate of Incorporation of McAfee.com Corporation, dated December 3, 1999(3)

Exhibit (e)(10)	Amended and Restated Bylaws of McAfee.com Corporation

Exhibit (e)(11)	Form of Indemnification Agreement between McAfee.com Corporation and certain of its directors and executive officers(3)

Exhibit (e)(12)	Management Services Agreement, dated as of January 1, 1999, by and between McAfee.com Corporation and Networks Associates, Inc.(3)

Exhibit (e)(13)	Technology Cross License Agreement, dated as of January 1, 1999, by and among McAfee.com Corporation, Networks Associates Technology Corp. and Networks Associates, Inc.(3)

Exhibit (e)(14)	Asset Contribution and Receivables Settlement Agreement, dated as of January 1, 1999, by and between McAfee.com Corporation and Networks Associates, Inc.(3)

Exhibit (e)(15)	Tax Sharing Agreement, dated as of January 1, 1999, by and between McAfee.com Corporation and Networks Associates, Inc.(3)

Exhibit (e)(16)	Indemnification and Voting Agreement, dated August 20, 1999, by and between McAfee.com Corporation and Networks Associates, Inc.(3)

Exhibit (e)(17)	Registration Rights Agreement, dated as of July 20, 1999, by and between McAfee.com Corporation and Networks Associates, Inc.(3)

Exhibit (e)(18)	Master OEM Distributor Agreement for Japan, dated as of January 1, 2000, by and between McAfee.com Corporation and Networks Associates K.K.(6)

Exhibit No.

Exhibit (e)(19)	Letter, dated June 29, 2001, from Networks Associates to McAfee.com Corporation(8)

Exhibit (e)(20)	Reseller Agreement (with McAfee.com Corporation as “Reseller”), dated as of March 31, 2001, by and between McAfee.com Corporation and Networks Associates, Inc.(7)

Exhibit (e)(21)	Reseller Agreement (with Networks Associates, Inc. as “Reseller”), dated as of March 31, 2001, by and between McAfee.com Corporation and Networks Associates, Inc.(7)

Exhibit (e)(22)	Stockholders Agreement, dated as of October 31, 1999, by and between McAfee.com Corporation and Networks Associates, Inc.(3)

(1)	Filed with the Securities and Exchange Commission as Exhibit 99.1 to the Current Report on Form 8-K filed by McAfee.com Corporation on July 3, 2002 and incorporated herein by reference

(2)	Filed with the Securities and Exchange Commission as a Definitive Proxy Statement on Schedule 14A on April 30, 2002 and incorporated herein by reference

(3)	Incorporated by reference from McAfee.com’s Registration Statement on Form S-1 (File No. 333-87609), as amended, filed with the Securities and Exchange Commission

(4)	Incorporated by reference from McAfee.com’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 11, 2000

(5)	Incorporated by reference from McAfee.com’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 13, 2001

(6)	Incorporated by reference from McAfee.com’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 8, 2000

(7)	Incorporated by reference from McAfee.com’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 14, 2001

(8)
Filed with the Securities and Exchange Commission as an exhibit to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by McAfee.com Corporation on April 10, 2002 and incorporated herein by reference

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MCAFEE.COM CORPORATION

By:	/s/ EVAN S. COLLINS
Evan S. Collins
Vice President, Chief Financial Officer and Secretary
Dated: July 16, 2002

Annex A

July 15, 2002

Special Committee of the Board of Directors
McAfee.com Corporation
535 Oakmead Parkway
Sunnyvale, CA 94085

Members of the Special Committee of the Board:

We understand that on July 2, 2002, Networks Associates, Inc. (“NAI”), through its wholly-owned subsidiary McAfee.com Holdings Corporation (“Holdings”), commenced an offer to exchange 0.78 of a share of common stock, par value $0.01 per share (the “NAI Common Stock”), of NAI for each outstanding share of Class A common stock, par value $0.001 per share (the “Company Common Stock”), of McAfee.com Corporation (the “Company”), other than shares of the Company Common Stock owned by NAI and its affiliates, upon the terms and subject to the conditions set forth in the Prospectus (the “Prospectus”), contained in the Registration Statement on Form S-4 (the “Form S-4”) filed by NAI with the Securities and Exchange Commission on July 2, 2002, and the related Letter of Transmittal (together with the Prospectus, the “Initial NAI Offer”). The Prospectus further provides that, following consummation of the NAI Offer (as defined below), the Company will be merged with Holdings (the “Merger” and together with the NAI Offer, the “Transaction”) and each remaining outstanding share of Company Common Stock, except for shares held in the treasury of McAfee.com, shares owned by NAI and shares held by any stockholder properly exercising appraisal rights, will be converted into the right to receive that number of shares of NAI Common Stock equal to the Exchange Ratio (as defined below). We understand that NAI presently owns approximately 75% of the outstanding Company Common Stock (assuming conversion of the Class B common stock of the Company owned by NAI into shares of Company Common Stock in accordance with the terms of such shares). The terms of the NAI Offer are more fully set forth in the Form S-4. On July 15, 2002 NAI announced an increase in their exchange offer for the Company to 0.90 of a share (the “Exchange Ratio”) of NAI Common Stock for each outstanding share of the Company Common Stock (the Initial NAI Offer, as so modified, is referred to herein as the “NAI Offer”).

You have asked for our opinion as to whether the Exchange Ratio pursuant to the NAI Offer is adequate from a financial point of view to the holders of the Company Common Stock (other than NAI and its affiliates).

For purposes of the opinion set forth herein, we have:

i.	reviewed certain publicly available financial statements and other business and financial information of the Company and NAI;

ii.	reviewed certain internal financial statements and other financial and operating data concerning the Company prepared by the management of the Company;

iii.	reviewed certain financial forecasts related to the Company prepared by the management of the Company;

iv.	discussed the past and current operations and financial condition and the prospects of the Company with senior executives of the Company;

v.	reviewed the reported prices and trading activity of the Company Common Stock and of the NAI Common Stock;

vi.	compared the financial performance of the Company and NAI with that of certain comparable publicly-traded companies and their securities;

vii.	reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

viii.	reviewed the NAI Offer, the Prospectus and certain related documents; and

ix.	performed such other analyses and considered such other factors as we have deemed appropriate.

We have assumed and relied upon, without independent verification, the accuracy and completeness of the information reviewed by us for the purposes of this opinion. With respect to the internal financial statements, other financial and operating data, and financial forecasts, we have assumed that they have been reasonably prepared on bases reflecting the management’s best currently available estimates and judgments of the future financial performance of the Company. We have not made any independent valuation or appraisal of the assets or liabilities or technology of the Company or NAI, nor have we been furnished with any such appraisals. We had a limited opportunity to speak with NAI and NAI’s representatives in April 2002 regarding their financial performance and the SEC investigation of their past accounting practices but have had no further interaction with NAI, and have relied solely on publicly available information on NAI in assessing the NAI Common Stock. In this regard, we have assumed with your consent that the outcome of the inquiry commenced by the Securities and Exchange Commission into NAI and its accounting practices and the related class action litigation that is referred to in the Prospectus will not have or result in any material adverse impact on NAI or its results of operations or condition (financial or otherwise). Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof.

We were advised in April 2002 by representatives of NAI that NAI does not intend to sell its ownership interest in the Company to a third party, nor, as an alternative, is NAI willing to support the “spin-off” of its interest in the Company, and we have assumed with your consent that this remains the case. Accordingly, in arriving at our opinion, we were not authorized to solicit, and did not solicit interest from any party with respect to the acquisition, business combination or other extraordinary transaction involving the Company or its assets.

We have acted as financial advisor to the Special Committee of the Board of Directors of the Company in connection with the NAI Offer and will receive a fee for our services. In the past, Morgan Stanley & Co. Incorporated and its affiliates have provided financial advisory and financing services for the Company and NAI and have received fees for the rendering of those services.

It is understood that this letter is for the information of the Special Committee of the Board of Directors of the Company appointed to evaluate and review the NAI Offer and may not be used for any other purpose without our prior written consent, except that a copy of our opinion may be included in its entirety in the Solicitation/Recommendation Statement on Schedule 14D-9 required to be filed by the Company with the Securities and Exchange Commission with respect to the NAI Offer. This opinion is not intended to be and shall not constitute a recommendation to any holder of Company Common Stock as to whether to tender shares of Company Common Stock pursuant to the NAI Offer. In addition, this opinion does not in any manner address the prices at which the NAI Common Stock or the Company Common Stock will actually trade at any time.

Based upon and subject to the foregoing, we are of the opinion on the date hereof that the Exchange Ratio pursuant to the NAI Offer is inadequate from a financial point of view to holders of the Company Common Stock (other than NAI and its affiliates).

Very truly yours,

MORGAN STANLEY & CO. INCORPORATED

By:	/S/ CHARLES R. CORY

Charles R. Cory Managing Director